Corporate Secretary's Office

File No 82-3764



NATIONAL
BANK
OF CANADA

May 31, 2007

Vanessa Fontana
Direct Dial: 514.394.8338
vanessa.fontana@bnc.ca

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Judiciary Plaza
100 F Street N.E.
Washington, DC 20549





Attention: Ms. Mary Cascio
Office of International Corporate Finance

Dear Ms. Cascio,

Re: National Bank of Canada (the "Bank")
Exemption pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934 (the "Exchange Act")

We hereby submit pursuant to Rule 12g3-2(b)(1)(iii) copies of documents that the Bank has made public or has distributed to its holders since March 30, 2007. For your convenience, a list of these documents is provided in the attached Schedule A.

In accordance with Rule 12g3-2(b)4, all information and documents included herewith are being furnished under the Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed pre-paid courier envelope.

If you have any questions or comments regarding this letter, feel free to contact the undersigned at the coordinates noted in the heading.

Yours very truly,

Vanessa Fontana

Vanessa Fontana
/rt
Encls.

dlw 6/5

National Bank Tower
600 de La Gauchetière Street West
27th Floor
Montreal, Quebec H3B 4L2
Fax: (514) 394-9560

I:\46301\Public\BANQUE\SEC\Letter to Securities and Exchange Commission - May 31, 2007.doc





SCHEDULE A
May 31, 2007

NATIONAL BANK OF CANADA

INDEX OF DOCUMENTS FURNISHED PURSUANT TO RULE 12g3-2(b)(1)(iii)

Note: The documents enclosed herewith are presented in reverse chronological order according to the categories of disclosure requirements set forth in Schedule A attached to our letter dated May 8, 2006.

	DOCUMENT TYPE	DATE OF FILING	
		SEDAR	SCHEDULE "A" REFERENCE NUMBER
1.	Pricing Supplement No. 9 dated April 30, 2007 to the Short Form Base Shelf Prospectus dated April 5, 2006	May 1, 2007	4.5
2.	Report of Exempt Issuer bid dated May 25, 2007	May 25, 2007	4.3



This Pricing Supplement together with the short form base shelf prospectus dated April 5, 2006, to which it relates, as amended or supplemented (the "Prospectus"), and each document incorporated by reference in the Prospectus constitutes a public offering of securities only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar regulatory authority has in any way passed upon the merits of securities offered hereunder and any representation to the contrary is an offence. The Note Securities to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended and, subject to certain exemptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America to or for the account or benefit of U.S. persons.

Pricing Supplement No. 9 dated April 30, 2007
(to the short form base shelf prospectus dated April 5, 2006)


NATIONAL BANK OF CANADA

Gold ART™ Note Securities (Accelerated Return Term Note Securities) linked to the Goldman Sachs Gold Excess Return Index®, Series 1

(non principal protected notes with an accelerated positive return at maturity, if any)

Maximum CAD$100,000,000 (1,000,000 Note Securities)

This Pricing Supplement qualifies the distribution of a maximum of $100,000,000 of Gold ART™ Note Securities (Accelerated Return Term Note Securities) linked to the Goldman Sachs Gold Excess Return Index®, Series 1 of National Bank of Canada (the "Bank") maturing six years following the closing date, being on or about June 28, 2013, which are non principal protected notes with an accelerated positive return at maturity, if any (the "Note Securities"). The Note Securities will not pay any interest prior to maturity. The return on the Note Securities at maturity will vary depending on the performance of the Goldman Sachs Gold Excess Return Index® (the "Reference Index"), a sub-index of the Goldman Sachs Commodity Index®, an index designed as measure of commodity market performance over time. The Reference Index, together with the Goldman Sachs Commodity Index®, of which it is a sub-index, has recently been acquired by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"), as announced by Goldman Sachs & Co. and S&P. Following a brief transition period, it is expected that the Reference Index will be renamed the "S&P GSCI Gold Index". **The Note Securities are not principal protected and the Holder may receive less than the principal amount at maturity.**

The objectives of the Note Securities are:

(i) to provide a return based on the long-term appreciation of the Reference Index, with no exposure to currency fluctuations; and

(ii) to provide an accelerated participation rate of 140% of any positive return of the Reference Index at maturity, while limiting the participation rate of any negative return (or absence of return) of the Reference Index at maturity to 100%.

The return on the Note Securities is equivalent to an indirect and notional economic exposure to (i) a forward contract providing 100% of any positive or negative return of the Reference Index at maturity and (ii) a call option contract providing 40% of any positive return of the Reference Index at maturity.

Although the Reference Index is calculated in US dollars, the foreign exchange rate between the Canadian dollar and the US dollar will not have any impact as the return of the Reference Index used to calculate the amount payable at maturity will be an absolute return, without conversion back into Canadian dollars.

PRICE: $100 per non principal-protected Note Security

Minimum Subscription: $5,000 (50 Note Securities)

	Price to the Public	Selling Concession and Structuring Fees[1]	Net Proceeds to the Bank
Per Note Security	$100.00	$4.50	$95.50
Total[2]	$100,000,000	$4,500,000	$95,500,000

(1) A selling concession fee of $3.50 per Note Security is payable by the Bank to the Agents for further payment to representatives, including representatives employed by the Agents, whose clients purchase Note Securities. A fee of $0.10 per Note Security will be payable by the Bank to Merill Lynch Canada Inc. at closing for acting as agent and a structuring fee of $0.90 per Note Security will be payable by the Bank to National Bank Financial Inc. at closing. See "Plan of Distribution".

(2) Reflects the maximum offering size. There is no minimum offering size.

At maturity, holders of Note Securities ("Holders") will be entitled to receive payment of an amount per Note Security equal to the product of (A) $100.00 and (B) the Variable Return plus 1. The Variable Return will be equal to 140% of the Reference Index Return if such return as of the Valuation Date is positive and 100% of the Reference Index Return if such return as of the Valuation Date is nil or negative. The Reference Index Return will be equal to (i) the quotient of official closing level of the Reference Index on the Valuation Date ("Final Index Level") over the official closing level of Reference Index on the Closing Date ("Initial Index Level"), (ii) minus 1. Notwithstanding the foregoing, the Maturity Redemption Amount will be subject to a minimum of $1.00 per Note Security.

The Note Securities constitute direct, unsecured and unsubordinated debt obligations of the Bank ranking *pari passu* with all other present and future unsecured and unsubordinated indebtedness of the Bank. **The Note Securities will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime designed to ensure the payment of all or a portion of a deposit upon insolvency of the deposit taking institution.**

The Note Securities are not redeemable prior to maturity, except by the Bank under a Reimbursement Under Special Circumstances (as defined in this Pricing Supplement). See "Description of the Note Securities – Reimbursement Under Special Circumstances and Payment".

The Note Securities differ from conventional debt and fixed income investments because they do not provide Holders with a return or income stream prior to maturity and the return is not determinable prior to maturity. The Note Securities are not principal protected. Any payment on the Note Securities at maturity depends on the Final Index Level and the Note Securities may return less, and possibly even none of the principal amount invested (except for the minimum $1.00 repayment). Consequently, investors could lose their entire investment in the Note Securities. A return, if any, is payable on the Note Securities at maturity only to the extent that the Final Index Level is greater than the Initial Index Level. There can be no assurance that the Note Securities or the Reference Index will show any return. Accordingly, the Note Securities are suitable for investors that do not require interest income and that can withstand a total loss of their investment (except for the minimum $1.00 repayment). The Note Securities are designed for investors with a long-term investment horizon who are prepared to hold the Note Securities to maturity and are prepared to assume risks with respect to a return tied to the performance of the Reference Index. Prospective purchasers should take into account additional risk factors associated with this offering of Note Securities. See "Risk Factors".

The Note Securities will not be listed on any securities exchange or quotation system. National Bank Financial Inc. intends to maintain a secondary market for the Note Securities. National Bank Financial Inc. may stop maintaining a market for the Note Securities at any time without any prior notice to Holders. There can be no assurance that a secondary market will develop or, if one develops, that it will be liquid. Holders wishing to sell their Note Securities prior to maturity may receive a price at a discount, which could be substantial, from the Maturity Redemption Amount that would be payable if the Note Securities where maturing on such day. The price paid to a Holder in connection with a sale through National Bank Financial Inc. made during the first 18 months following the date of issuance of the Note Securities will reflect a pre-determined early trading charge. See "Secondary Market for the Note Securities" and "Risk Factors – There is no assurance of a secondary market and any developing secondary market may be illiquid or offer prices may not reflect the appreciation of the Reference Index".

National Bank Financial Inc. and Merrill Lynch Canada Inc. (collectively, the "Agents"), as agents, are conditionally offering the Note Securities subject to prior sale on a best efforts basis, if, as and when issued by the Bank and accepted by the Agents in accordance with the conditions contained in the Dealer Agreement between the Bank and the Agents dated as of the date hereof and subject to the approval of certain legal matters by Fasken Martineau DuMoulin LLP, on behalf of the Bank, and McMillan Binch Mendelsohn LLP, on behalf of the Agents. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Note Securities may be purchased through the order entry system of FundSERV. The FundSERV order code for the Note Securities is NBC1502. No interest will be paid on account of funds deposited through FundSERV pending closing of the offering or return of such funds if subscriptions are rejected or not fully allotted. Closing of the offering of the Note Securities is expected to occur on or about June 29, 2007, but no later than July 31, 2007. The Note Securities will be issued in book-entry form and will be represented by a registered global note certificate held by CDS Clearing and Depository Services Inc. ("CDS") or its nominee. Subject to limited exceptions, certificates evidencing the Note Securities will not be available to purchasers and registration of ownership of the Note Securities will be made only through CDS's book-entry system. See "Description of the Notes – Depository" in the Prospectus.

National Bank Financial Inc. is an indirect wholly-owned subsidiary of the Bank. **As a result, the Bank is a "related issuer" and a "connected issuer" of National Bank Financial Inc. within the meaning of the securities legislation of certain provinces of Canada.** See "Plan of Distribution".

ART™ Note Securities (Accelerated Return Term Note Securities) is a trademark of National Bank of Canada.

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

Based on the current administrative position of the Canada Revenue Agency and on the legislation in effect on the date hereof, the Note Securities will, at the Closing Date, be qualified investments under the *Income Tax Act* (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (other than deferred profit sharing plans to which contributions are made by the Bank, or a person or partnership with which the Bank does not deal at arm's length within the meaning of the *Income Tax Act* (Canada)). Purchasers who wish to purchase Note Securities through FundSERV for registered accounts such as registered retirement savings plans will need to have their own self-directed registered accounts. See "FundSERV" in the Prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

In addition to this Pricing Supplement, the following documents are specifically incorporated by reference into, and form an integral part of, the Prospectus as of the date of this Pricing Supplement:

(i) the Audited Consolidated Financial Statements for the year ended October 31, 2006, which include comparative consolidated financial statements for the year ended October 31, 2005;

(ii) the Auditors' Report issued to the shareholders of the Bank on the consolidated financial statements as at October 31, 2006 and 2005 and for the years then ended;

(iii) the Management's Discussion and Analysis for the year ended October 31, 2006;

(iv) the Unaudited Consolidated Financial Statements for the quarter ended January 31, 2007 which includes the comparative unaudited consolidated financial statements of the Bank for the quarter ended January 31, 2006 and which are included in the Bank's Report to Shareholders for the First Quarter 2007 together with the Management's Discussion and Analysis for the quarter ended January 31, 2007 included in such report;

(v) the Annual Information Form dated January 16, 2007;

(vi) the Management Proxy Circular dated January 16, 2007 in connection with the Bank's annual meeting of shareholders held on March 7, 2007, excluding those portions which, pursuant to National Instrument 44-101 of the securities regulatory authorities, are not required to be incorporated by reference herein; and

(vii) the Material Change Report dated January 15, 2007 relating to the appointment of Louis Vachon as President and Chief Executive Officer of the Bank effective June 1, 2007.

ABOUT THIS PRICING SUPPLEMENT

This Pricing Supplement supplements the short form base shelf prospectus dated April 5, 2006 relating to $2,000,000,000 Medium Term Notes of the Bank. If the information in this Pricing Supplement differs from the information contained in the Prospectus, you should rely on the information in this Pricing Supplement. Holders should carefully read this Pricing Supplement along with the accompanying Prospectus to fully understand the information relating to the terms of the Note Securities and other considerations that are important to Holders. Both documents contain information Holders should consider when making their investment decision. The information contained in this Pricing Supplement and the accompanying Prospectus is current only as of the date of each.

PUBLIC INFORMATION

All information regarding the Reference Index contained in this Pricing Supplement, including its make-up, method of calculation and changes in its components, has been obtained from publicly available information. That information reflects the policies of, and is subject to change by the Index Sponsor. The Index Sponsor has no obligation to continue to publish, and may discontinue publication of, the Reference Index at any time. Neither the Bank nor the Agents make any representation or warranty as to the accuracy or completeness of such information. Investors in the Note Securities, should make their own investigation into the Reference Index and the Index Sponsor.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this Pricing Supplement, including those that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of the Bank. These statements are not historical facts but instead represent only the Bank's expectations, estimates and projections regarding future events.

By their very nature, forward looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward looking statements will be not achieved. Readers are cautioned not to place undue reliance on these statements as a number of important factors could cause results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, but are not limited to: the strength of the Canadian economy in general and the strength of the local economies within Canada in which the Bank conducts operations; the strength of the economies of other nations in which the Bank conducts significant operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; changes in trade policy; the effects of competition in the markets in which the Bank operates; inflation; capital market and currency market fluctuations; the timely development and introduction of new products and services in respective markets; the impact of changes in the laws and regulations regulating financial services (including banking, insurance and securities); changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and other developments including those relating to the war on terrorism; and the Bank's anticipation of and success in managing the risks implied by the foregoing. See ''Risk Factors''. The foregoing list of important factors is not exhaustive. When relying on the Bank's forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other

uncertainties and potential events. The Bank does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Bank unless required by applicable laws.

SUITABILITY FOR INVESTMENT

The Note Securities differ from conventional debt and fixed income investments because they do not provide Holders with a return or income stream prior to maturity and the return is not determinable prior to maturity. The Note Securities are not principal protected. Any payment on the Note Securities at maturity depends on the Final Index Level and the Note Securities may return less, and possibly even none of the principal amount invested (except for the minimum $1.00 repayment). Consequently, investors could lose their entire investment in the Note Securities. A return, if any, is payable on the Note Securities at maturity only to the extent that the Final Index Level is greater than the Initial Index Level. There can be no assurance that the Note Securities or the Reference Index will show any return. Accordingly, the Note Securities are suitable for investors that do not require interest income and that can withstand a total loss of their investment (except for the minimum $1.00 repayment). The Note Securities are designed for investors with a long-term investment horizon who are prepared to hold the Note Securities to maturity and are prepared to assume risks with respect to a return tied to the performance of the Reference Index. Prospective purchasers should take into account additional risk factors associated with this offering of Note Securities. See "Risk Factors".

SUMMARY

The following is a summary of the terms of the Note Securities. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this Pricing Supplement and the accompanying prospectus. References to the "Prospectus" mean the Bank's short form base shelf prospectus dated April 5, 2006. Capitalized terms not otherwise defined in this Pricing Supplement have the meanings attributed to them in the Prospectus.

Issuer: National Bank of Canada.

Principal Amount: $100 per Note Security.

Issue Size: Maximum $100,000,000 (1,000,000 Note Securities).

Minimum Subscription: $5,000 (50 Note Securities) and integral multiples of $1,000 (10 Note Securities) in excess thereof.

Objectives of the Note Securities:

(i) To provide a return based on the long-term appreciation of the Reference Index with no exposure to currency fluctuations; and

(ii) To provide an accelerated participation rate of 140% of any positive return of the Reference Index at maturity, while limiting the participation rate of any negative return (or absence of return) of the Reference Index at maturity to 100%.

The return on the Note Securities is equivalent to an indirect and notional economic exposure to (i) a forward contract providing 100% of any positive or negative return of the Reference Index as of the Valuation Date and (ii) a call option contract providing 40% of any positive return of the Reference Index as of the Valuation Date.

Reference Index: *All information regarding the Reference Index contained in this Pricing Supplement, including its make-up, method of calculation and changes in its components, has been obtained from publicly available information. Neither the Bank nor the Agents make any representation or warranty as to the accuracy or completeness of such information.*

The Reference Index is a sub-index of the Goldman Sachs Commodity Index (the "GSCI"), and reflects the excess returns that are potentially available through an unleveraged investment in the gold futures contracts included in the GSCI. The GSCI is an index on a production-weighted basket of physical non-financial commodities that satisfy specified criteria, and is designed to be a measure of the performance over time of the markets for these commodities. The Reference Index is comprised solely of those gold futures contracts included in the GSCI.

The GSCI and the Reference Index

For a detailed explanation on the methodology used to compose and calculate the GSCI, please refer to the GSCI Manual, a guide to the Goldman Sachs Commodity Index, 2007 edition, which is available at www2.goldmansachs.com/gsci. The information therein is not incorporated by reference into this Pricing Supplement or the Prospectus.

The GSCI is designed as a benchmark for investment in the commodity markets and as a measure of commodity performance over time.

In order to accomplish these objectives, the GSCI is calculated primarily on a world production-weighted basis and comprises the principal physical commodities that are the subject of active, liquid futures markets.

Three GSCI indices are calculated and published by the Index Sponsor: GSCI total return, GSCI excess return (the GSCI Excess Return Index®) and GCSI spot. The Reference Index is a sub-index of the GSCI Excess Return Index®.

The GSCI Excess Return Index® measures the return from investing in uncollateralized nearby GSCI futures and rolling them forward each month (on the 5th - 9th business days of each month) always keeping the investment in nearby futures.

The Reference Index is calculated in the same manner as for the GSCI Excess Return Index® except that the daily references prices, the contract production weights, the contract roll weights and the normalizing constant used in the calculations for the Reference Index are limited to the gold futures contracts comprising such sub-index of the GSCI.

GSCI to be renamed following sale to S&P

Further to an announcement in February 2007, S&P has acquired the GSCI and its sub-indices, including the Reference Index. In this connection, it has been announced that the GSCI would be renamed the "S&P GSCI Commodity Index" following a brief transition period. It is expected that such renaming may take place in May 2007.

It is also expected that the sub-indices of the GSCI will be renamed, such that the Goldman Sachs Commodity Excess Return Index® is expected to be renamed the "S&P GSCI Excess Return Index" and the Reference Index is expected to be renamed the "S&P GSCI Gold Excess Return Index".

Since the closing of the acquisition, S&P is the Index Sponsor and licensor of the marks and trade names relating to the GSCI and the Reference Index. **Since that date, the GSCI and the Reference Index are not owned, endorsed or approved by or associated with Goldman, Sachs & Co. or its affiliated companies.**

Historical Performance of the Reference Index

The Index Sponsor first began publishing the GSCI, as well as the related indices, in 1991. In addition, although the GSCI was not published prior to that time, the Index Sponsor has calculated the historical value of the GSCI and related indices beginning on January 2, 1970, based on actual prices from that date forward and the selection criteria, methodology and procedures in effect during the applicable periods of calculation (or, in the case of all calculation periods prior to 1991, based on the selection criteria, methodology and procedures adopted in 1991). The GSCI has been normalized to a value of 100 on January 2, 1970, in order to permit comparisons of the value of the GSCI to be made over time.

The following graph illustrates the performance of the Reference Index for the period from March 1990 to March 2007. Historical performance is not a guarantee of future performance.


Historical GSCI Gold Excess Return Index Data
100
90
80
70
60
50
40
30
20
Mar-90
Mar-91
Mar-92
Mar-93
Mar-94
Mar-95
Mar-96
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04
Mar-05
Mar-06
Mar-07

Source of data: Bloomberg

Closing Date: On or about June 29, 2007, but no later than July 31, 2007.

Maturity Date: The date falling on the sixth anniversary date of the closing of the offering (provided that if such date is not a Business Day, it will be advanced to the immediately preceding Business Day). Based on a closing on June 29, 2007, the Maturity Date will be June 28, 2013.

Maturity Redemption Amount: Holders of record on the Valuation Date will be entitled to receive on the Maturity Payment Date payment of an amount per Note Security equal to the product of (A) $100.00 and (B) the Variable Return plus 1, subject to a minimum of $1.00.

The Variable Return will be equal to 140% of the Reference Index Return if such return as of the Valuation Date is positive and 100% of the Reference Index Return if such return as of the Valuation Date is nil or negative.

The Reference Index Return is a number (which may be positive or negative), expressed as a percentage, equal to:

(Final Index Level / Initial Index Level) – 1

where the Initial Index Level is equal to the official closing level of the Reference Index on the Closing Date, and

where the Final Index Level is equal to the official closing level of the Reference Index on the Valuation Date.

Although the Reference Index is calculated in US dollars, the foreign exchange rate between the Canadian dollar and the US dollar will not have any impact as the return of the Reference Index used to calculate the amount payable at maturity will be an absolute return, without conversion back into Canadian dollars.

No Return until Maturity: No interest or any other amount will be paid during the term of the Note Securities.

Use of Proceeds: The Bank will use the net proceeds of this offering of Note Securities for general banking purposes. The Bank and/or its affiliates may use the proceeds in transactions intended to hedge the Bank's obligations under the Note Securities, including forward and option contracts of the nature described under "Use of Proceeds and Hedging". The Bank may benefit from the difference between the amount it is obligated to pay under the Note Securities, net of related expenses, and the returns it may generate in hedging such obligation. See "Use of Proceeds and Hedging" and "Risk Factors – Hedging Transactions may affect the Reference Index".

Calculation Agent: The Bank.

Agents: National Bank Financial Inc. and Merrill Lynch Canada Inc.

Listing and Secondary Market: The Note Securities will not be listed on any securities exchange or quotation system. National Bank Financial Inc. intends to maintain a secondary market for the Note Securities through FundSERV. The sale of Note Securities through FundSERV carries certain restrictions, including selling procedures that require that an irrevocable sale order be initiated at a Net Bid Price that will not be known prior to placing such sale order. See "FundSERV – Sale of Notes through FundSERV" in the Prospectus. National Bank Financial Inc. may stop maintaining a market for the Note Securities at any time without any prior notice to Holders. There can be no assurance that a secondary market will develop or, if one develops, that it will be liquid.

In addition, any sale of Note Securities facilitated by National Bank Financial Inc. during the first 18 months following the Closing Date will be subject to an early trading charge, deductible from the sale proceeds of the Note Securities, of up to 4.50% of the Principal Amount of the Note Securities, depending on the time at which the Note Securities are sold following the Closing Date, determined as follows:

IF SOLD	EARLY TRADING CHARGE PER NOTE SECURITY
From 0 to 6 months (inclusively) following the Closing Date	$4.50
From 7 to 12 months (inclusively) following the Closing Date	$3.00
From 13 to 18 months (inclusively) following the Closing Date	$1.50
Thereafter	Nil

The foregoing early trading charges will apply even in respect of the sale of Note Securities purchased by Holders on the secondary market. For greater certainty, the Note Securities sold other than through the secondary market maintained by National Bank Financial Inc. in FundSERV will not be subject to such early trading charge. Note Securities may in certain circumstances be transferable through CDS participants and not through FundSERV. This will be the case in particular for Note Securities held by clients of the same brokerage firm.

Holders choosing to sell their Note Securities prior to maturity will receive an amount which may not necessarily reflect the appreciation of the Reference Index up to the date of such sale and may not capture the full "accelerated" return as illustrated under examples 1 and 2 described under section "Secondary Market for the Note Securities". See "Secondary Market for the Note Securities" and "Risk Factors – There is no assurance of a secondary market and any developing secondary market may be illiquid or offer prices which may not reflect the appreciation of the Reference Index".

Holders should consult their advisors on whether it would be more favourable in the circumstances at any time to sell the Note Securities (assuming the availability of a secondary market) or hold the Note Securities until maturity. Holders should also consult their tax advisors as to the tax consequences arising from a sale of a Note Security prior to the Maturity Date as compared to holding the Note Securities until the Maturity Date. See "Certain Canadian Federal Income Tax Considerations".

Reimbursement Under Special Circumstances: The Bank may redeem all of the Note Securities upon the occurrence of a Special Circumstance. See "Description of the Note Securities – Reimbursement under Special Circumstances and Payment".

Certain Canadian Federal Income Tax Considerations: This income tax summary is subject to the limitations and qualifications set out under "Certain Canadian Federal Income Tax Considerations". The amount by which the Maturity Redemption Amount or the Actualized NAV, as the case may be, exceeds the Principal Amount of a Note Security on the Valuation Date or on a redemption of a Note Security by or on behalf of the Bank at another date, as the case may be, if any, will be included in the Noteholder's income in the taxation year in which the Valuation Date occurs or on the date of redemption of a Note Security by or on behalf of the Bank, as the case may be. Assuming that the Noteholder holds the Note Securities as capital property, if the Maturity Redemption Amount is less than the Principal Amount, the Holder will realize a capital loss on the redemption of the Note Securities. A Holder should generally realize a capital gain (or capital loss) on the disposition of a Note Security (other than on a payment from or on behalf of the Bank), equal to the amount by which the proceeds of disposition net of any reasonable costs of disposition exceed (or are exceeded by) the adjusted cost base of the Note Security to the Holder. **Holders who dispose of a Note Security, particularly those who dispose of a Note Security shortly prior to the Maturity Date, should consult their own tax advisors with respect to their particular circumstances.** See "Certain Canadian Federal Income Tax Considerations".

Eligibility for Investment: Based on the current position of the Canada Revenue Agency and on the legislation in effect on the date of this Pricing Supplement, the Note Securities will, at the Closing Date, be qualified investments under the *Income Tax Act* (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (other than deferred profit sharing plans to which contributions are made by the Bank, or a person or partnership with which the Bank does not deal at arm's length within the meaning of the *Income Tax Act* (Canada)). Purchasers who wish to purchase Note Securities through FundSERV for registered accounts such as registered retirement savings plans will need to have their own self-directed registered accounts. See "FundSERV" in the Prospectus.

Rank: The Note Securities constitute direct, unsecured and unsubordinated debt obligations of the Bank ranking *pari passu* with all other present and future unsecured and unsubordinated indebtedness of the Bank. The Note Securities will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime designed to ensure the payment of all or a portion of a deposit upon insolvency of the deposit taking institution.

Credit Rating: The Note Securities have not been rated by any rating agencies. The long-term deposits of the Bank are, at the date of this Pricing Supplement, rated AA (low) by DBRS and A by S&P and Aa2 by Moody's. There can be no assurance that, if the Note Securities were specifically rated by these agencies, they would have the same ratings as the long-term deposits of the Bank. A credit rating is not a recommendation to buy, sell or hold investments, and may be subject to revision or withdrawal at any time by the relevant rating agency.

Risk Factors:

Prospective investors should carefully consider all of the information set forth in this Pricing Supplement and the Prospectus and, in particular, should evaluate the specific risk factors set forth under "Risk Factors" for a discussion of certain risks involved in evaluating an investment in the Note Securities.

Risk factors related to the offering of Note Securities include:

- The Note Securities are not suitable for all investors
- The Note Securities do not guarantee return of the Principal Amount at maturity and investors could lose their investment in the Note Securities
- Concentration risk: the Note Securities are linked only to the Reference Index
- The payment of the Maturity Redemption Amount is dependent upon the creditworthiness of the Bank
- The Note Securities will not be insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime
- Holders have no ownership interest in the Index Commodities or the Reference Index
- The Note Securities could be redeemed prior to maturity under a Reimbursement Under Special Circumstances
- There is no assurance of a secondary market and any developing secondary market may be illiquid or offer prices which may not reflect the appreciation of the Reference Index
- Conflicts of interest may affect the Calculation Agent
- Hedging transactions may affect the Reference Index
- The Valuation Date or the Maturity Payment Date may be postponed if a Market Disruption Event occurs on the Valuation Date

Risks Relating to the Reference Index and Index Commodities:

- Trading prices
- Specific risks associated with Gold
- The value of the Note Securities may be adversely affected by existing and changing regulation of commodity markets and suspensions or disruptions of market trading in commodity markets
- Commodity prices may change unpredictably, affecting the performance of the Reference Index and the value of the Note Securities in unforeseeable ways
- Changes that affect the Reference Index will affect the market value of the Note Securities and the Maturity Redemption Amount
- Potential modifications of the Reference Index may adversely affect the value of the Note Securities

- The Bank and its affiliates have no affiliation with the Index Sponsor and are not responsible for its public disclosure of information

Book-Entry Registration:	Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Note Securities will be issued in book-entry form and will be represented by a registered global note certificate held by CDS or its nominee. Subject to limited exceptions, certificates evidencing the Note Securities will not be available to purchasers and registration of ownership of the Note Securities will be made only through the book-entry system of CDS.
FundSERV:	Note Securities may be purchased through the order entry system of FundSERV. The FundSERV order code for the Note Securities is NBC1502. No interest will be paid on account of funds deposited through FundSERV pending closing of the offering or the return of such funds if subscriptions are rejected or not fully allotted. See the Prospectus for a description of the mechanics and restrictions involved in the use of FundSERV for the purchase and sale of Note Securities.
Timely Information on the Note Securities:	The Bank will seek to make available at www.fpsgroup.ca, certain information regarding the Note Securities, including the daily level of the Reference Index. The information therein is not incorporated by reference into this Pricing Supplement or the Prospectus.

SUMMARY OF FEES AND EXPENSES

The Bank will pay to the Agents out of its own funds for payment by the Agents to representatives, including representatives employed by the Agents, whose clients purchase Note Securities a selling concession fee equal to 3.50% of the Principal Amount of each Note Security sold. The expenses of the offering will be borne by the Bank.

The Bank will pay to National Bank Financial Inc. out of its own funds a structuring fee of $0.90 per Note Security issued under this offering. The Bank will pay to Merrill Lynch Canada Inc. out of its own funds a one-time fee of 0.10% of the Principal Amount of Note Securities issued under this offering.

Holders wishing to sell their Note Securities within the first 18 months of their issuance will be subject to an early trading charge of up to $4.50 per Note Security. See "Secondary Market for the Note Securities" for a description of such charge.

DEFINITIONS

In addition to the terms defined in the Prospectus, unless the context otherwise requires, terms not otherwise defined in this Pricing Supplement will have the meaning ascribed thereto hereunder:

"**Act**" means the *Income Tax Act* (Canada).

"**Actualized NAV**" has the meaning ascribed thereto under "Description of the Note Securities – Reimbursement Under Special Circumstances and Payment".

"**Agents**" means National Bank Financial Inc. and Merrill Lynch Canada Inc.

"**Bank**" means National Bank of Canada.

"**Business Day**" means any day, other than a Saturday or a Sunday or a day on which commercial banks in either Montreal or Toronto are required or authorized by law to remain closed. Unless otherwise mentioned, if a deadline specified in this Pricing Supplement in respect of Note Securities falls on a day which is not a Business Day, the deadline will be postponed to the following Business Day.

"**Calculation Agent**" means the Bank.

"**CDS**" means CDS Clearing and Depository Services Inc.

"**Closing Date**" means the date of closing of the offering of Note Securities, being on or about June 29, 2007 or such other date agreed to between the Bank and the Agents, but no later than July 31, 2007.

"**DBRS**" means DBRS Limited.

"**Final Index Level**" means the official closing level of the Reference Index on the Valuation Date as reported on Reuters page GSCI (or any successor or replacement page) or, if unavailable, any other source deemed reliable by the Calculation Agent.

"**FundSERV**" means the facility maintained and operated by FundSERV Inc. for electronic communication with participating companies, including the receiving of orders, order match, contracting, registrations, settlement of orders, transmission of confirmation of purchases, and the redemption of investments or instruments.

"**GSCI**" means the Goldman Sachs Commodity Index®. As indicated herein, the GSCI is expected to be renamed the "S&P GSCI Commodity Index" after a transition period.

"**Holder**" means an owner of record or beneficial owner of a Note Security.

"**Index Commodities**" means the gold futures contracts comprising the Reference Index.

"**Index Sponsor**" means S&P, or any successor calculator and publisher of the Reference Index.

"**Initial Index Level**" means the official closing level of the Reference Index on the Closing Date as reported on Reuters page GSCI (or any successor or replacement page) or, if unavailable, any other source deemed reliable by the Calculation Agent.

"**Market Disruption Event**" has the meaning ascribed thereto under "Description of the Note Securities – Market Disruption Event".

"**Maturity Date**" means the date falling on the sixth anniversary date of the Closing Date (provided that if such date is not a Business Day, it will be advanced to the immediately preceding Business Day).

"**Maturity Payment Date**" means the fifth Business Day following the Valuation Date.

"**Maturity Redemption Amount**" means, at the Maturity Payment Date, an amount per Note Security equal to $100.00 x (Variable Return + 1), subject to a minimum of $1.00.

"**Moody's**" means Moody's Investors Service, Inc.

"**Net Bid Price**" means the "net asset value" price posted on FundSERV as described under "FundSERV – Sale of Notes through FundSERV" in the Prospectus.

"**Principal Amount**" means $100.00 per Note Security.

"**Prospectus**" means the short form base shelf prospectus of the Bank dated April 5, 2006.

"**Reference Index**" means the Goldman Sachs Gold Excess Return Index®. As indicated herein, the Reference Index is expected to be renamed the "S&P GCSI Gold Excess Return Index" after a transition period.

"**Reference Index Return**" means a number (which may be positive or negative), expressed as a percentage, equal to: (Final Index Level / Initial Index Level) – 1.

"**Reimbursement Under Special Circumstances**" has the meaning ascribed thereto under "Description of the Note Securities – Reimbursement Under Special Circumstances and Payment".

"**Special Circumstance**" has the meaning ascribed thereto under "Description of the Note Securities – Reimbursement Under Special Circumstances and Payment".

"**Special Reimbursement Date**" has the meaning ascribed thereto under "Description of the Note Securities – Reimbursement Under Special Circumstances and Payment".

"**S&P**" means Standard & Poor's, a division of The McGraw-Hill Companies, Inc.

"**Valuation Date**" means the fifth Business Day immediately preceding the Maturity Date, subject to the occurrence of a Market Disruption Event.

"**Variable Return**" means, if the Reference Index Return is positive, an amount equal to the product of 140% and the Reference Index Return, OR, if the Reference Index Return is negative or nil, an amount equal to the product of 100% and the Reference Index Return.

"**$**" means Canadian dollars, unless otherwise mentioned.

OBJECTIVES OF THE NOTE SECURITIES

The objectives of the Note Securities are:

(i) to provide a return based on the long-term appreciation of the Reference Index with no exposure to currency fluctuations; and

(ii) to provide an accelerated participation rate of 140% of any positive return of the Reference Index at maturity, while limiting the participation rate of any negative return (or absence of return) of the Reference Index at maturity to 100%.

The return on the Note Securities is equivalent to an indirect and notional economic exposure to (i) a forward contract providing 100% of any positive or negative return of the Reference Index as of the Valuation Date and (ii) a call option contract providing 40% of any positive return of the Reference Index as of the Valuation Date.

REFERENCE INDEX

The following is a description of the Reference Index: the Goldman Sachs Gold Excess Return Index®. All information regarding the Reference Index contained in this Pricing Supplement, including its make-up, method of calculation and changes in its components, has been obtained from publicly available information. That information reflects the policies and opinions of, and is subject to change by the Index Sponsor. The Index Sponsor has no obligation to continue to publish, and may discontinue publication of, the Reference Index at any time. Neither the Bank nor the Agents make any representation or warranty as to the accuracy or completeness of such information. Investors in the Note Securities should make their own investigation into the Reference Index and the Index Sponsor.

General

The Reference Index is a sub-index of the Goldman Sachs Commodity Index (the "GSCI"), and reflects the excess returns that are potentially available through an unleveraged investment in the gold futures contracts included in the GSCI. The GSCI is an index on a production-weighted basket of physical non-financial commodities that satisfy specified criteria, and is designed to be a measure of the performance over time of the markets for these commodities. The Reference Index is comprised solely of those gold futures contracts included in the GSCI.

The GSCI and the Reference Index

For a detailed explanation on the methodology used to compose and calculate the GSCI, please refer to the GSCI Manual, a guide to the Goldman Sachs Commodity Index, 2007 edition, which is available at www2.goldmansachs.com/gsci. The information therein is not incorporated by reference into this Pricing Supplement or the Prospectus.

The GSCI is designed as a benchmark for investment in the commodity markets and as a measure of commodity performance over time.

In order to accomplish these objectives, the GSCI is calculated primarily on a world production-weighted basis and comprises the principal physical commodities that are the subject of active, liquid futures markets.

Three GSCI indices are calculated and published by the Index Sponsor: GSCI total return, GSCI excess return (the GSCI Excess Return Index®) and GCSI spot. The Reference Index is a sub-index of the GSCI Excess Return Index®.

The GSCI Excess Return Index® measures the return from investing in uncollateralized nearby GSCI futures and rolling them forward each month (on the 5th - 9th business days of each month) always keeping the investment in nearby futures.

The Reference Index is calculated in the same manner as for the GSCI Excess Return Index® except that the daily references prices, the contract production weights, the contract roll weights and the normalizing constant used in the calculations for the Reference Index are limited to the Index Commodities comprising such sub-index of the GSCI.

The Policy Committee

The Index Sponsor has established a Policy Committee to assist it in connection with the operation of the GSCI. The Policy Committee meets on an annual basis and at other times at the request of the Index Sponsor. The principal purpose of the Policy Committee is to advise the Index Sponsor with respect to, among other things, the calculation of the GSCI, the effectiveness of the GSCI as a measure of commodity futures market performance and the need for changes in the composition or methodology of the GSCI. The Policy Committee acts solely in an advisory and consultative capacity; all decisions with respect to the composition, calculation and operation of the GSCI are made by the Index Sponsor.

Eligibility of Commodity Contracts for inclusion in the GSCI

To be eligible for inclusion in the GSCI, a contract must be denominated in U.S. dollars and traded on or through a trading facility that has its principal place of business or operations in a country that is a member of the Organization for Economic Cooperation and Development (OECD) during the relevant calculation period. The requirement that contracts be U.S. dollar denominated facilitates the calculation and consistency of the GSCI, since numerous currency conversions and other adjustments would need to be made in order to accommodate contracts denominated in other currencies. The requirement that a contract be traded on or through a trading facility in an OECD country assures that the GSCI will be limited to those commodities for which there are trading facilities in industrialized countries. In addition, the trading facility must (i) make price quotations generally available to its members or participants in a manner and with a frequency that is sufficient to provide reasonably reliable indications of the level of the relevant market at any given point in time; (ii) make reliable trading volume information available to the Index Sponsor with at least the frequency required by the Index Sponsor to make the monthly determinations; (iii) accept bids and offers from multiple participants or price providers; and (iv) be accessible by a sufficiently broad range of participants.

To be eligible for inclusion in the GSCI, a contract must be on a physical commodity and may not be on a financial commodity, such as securities, currencies or interest rates. The contracts need not require physical delivery by their terms in order to be considered a physical commodity.

In addition, in order for a contract to be eligible for inclusion in the GSCI, the following criteria must be satisfied: (i) the contract must have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified time period, in the future; and (ii) the contract must, at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement; and (iii) the trading facility on which the contract is traded must allow market participants to execute spread transactions, through a single order entry, between the pairs of contract expirations included in the GSCI that, at any given point in time, will be involved in the rolls to be effected in the next three roll periods. The roll period usually corresponds to the period of five business days beginning on the fifth business day of each calendar month and ending on the ninth business day of such month.

The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the "daily contract reference price") generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion in the GSCI. In appropriate circumstances, however, the Index Sponsor, in consultation with the Policy Committee, may determine that a shorter time period is sufficient or that historical daily contract reference prices for such contract may be derived from daily contract reference prices for a similar or related contract. The daily contract reference price may be (but is not required to be) the settlement price or other similar price published by the relevant trading facility for purposes of margining transactions or for other purposes. The requirement that a contract have a continuous price history of at least two years is mainly intended to ensure the reliability and availability of the prices necessary to enable the Index Sponsor to calculate the GSCI.

At and after the time a contract is included in the GSCI, the daily contract reference price for such contract must be published between 10:00 A.M. and 4:00 P.M., New York City time, on each business day relating to such contract

by the trading facility on or through which it is traded and must generally be available to all members of, or participants in, such facility (and, if the Index Sponsor is not such a member or participant, to the Index Sponsor) on the same day from the trading facility or through a recognized third-party data vendor. Such publication must include, at all times, daily contract reference prices for at least one expiration or settlement date that is five months or more from the date the determination is made, as well as for all expiration or settlement dates during such five-month period.

For a contract to be eligible for inclusion in the GSCI, volume data with respect to such contract must be available for at least the three months immediately proceeding the date on which the determination is made.

The GSCI is limited to those contracts that are actively traded in order to assure that the prices generated by the markets for such contracts represent reliable, competitive prices. The contracts that satisfy the general eligibility requirements set forth above, therefore, must also satisfy the volume trading requirements described below before being included in the GSCI:

- A contract not included in the GSCI at the time of determination and that is based on a commodity that is not represented in the GSCI at such time must, in order to be added to the GSCI at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least US$15billion.

- A contract already included in the GSCI at the time of determination and that is the only contract on the relevant commodity included in the GSCI must, in order to continue to be included in the GSCI after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least US$5 billion and at least US$10 billion during at least one of the three most recent annual periods used in making the determination.

- A contract not included in the GSCI at the time of determination and that is based on a commodity on which there are one or more contracts already included in the GSCI at such time must, in order to be added to the GSCI at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized of at least US$30 billion.

- A contract already included in the GSCI at the time of determination and that is based on a commodity on which there are one or more contracts already included in the GSCI at such time must, in order to continue to be included in the GSCI after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least US$10 billion and at least US$20 billion during at least one of the three most recent annual periods used in making the determination.

In addition to the volume requirements described above, there is a requirement that a contract, in order to be included in the GSCI, have a minimum reference percentage dollar weight. This provision is designed to enhance the tradability of the GSCI by eliminating from the index those contracts that would account for *de minimis* percentages of the GSCI, thereby requiring traders to maintain and roll small positions. A contract that is already included in the GSCI at the time of determination must, in order to continue to be included after such time, have a reference percentage dollar weight of at least 0.10%. A contract that is not included in the GSCI at the time of determination must, in order to be added to the GSCI at such time, have a reference percentage dollar weight of at least 1.00%. The reference percentage dollar weight of a contract is determined by multiplying the contract production weight of a contract or CPW (calculated based on world production and trading volume) by the average of its daily contract reference prices on the last day of each month during the relevant period. These amounts are summed for all contracts included in the GSCI and each contract's percentage of the total is then determined.

In the event that two or more contracts on the same commodity satisfy the eligibility criteria, certain additional criteria will apply to make the selection.

Calculation of the Contract Production Weights

The GSCI, as noted, is a production-weighted index that is designed to reflect the relative significance of each of the constituent commodities to the world economy while preserving the tradability of the index by limiting eligible contracts to those with adequate liquidity. In addition to determining the list of GSCI contracts it is necessary to

ascertain the quantity of each such contract to be included in the GSCI, that is, the "contract production weights" or "CPWs".

In order to maintain the liquidity and tradability of the GSCI throughout the year, there is a mechanism in place to review and reallocate the distribution of CPWs among the GSCI contracts on a particular GSCI commodity in the course of the year, if there has been a significant decline in the liquidity of any such contract. Any such reallocation may result in new contracts on the same GSCI commodity being included in the GSCI, or contracts that have been previously included in the GSCI being excluded. For this purpose, the liquidity of each contract is measured by its "trading volume multiple", which is calculated and reviewed on a monthly basis.

On each relevant monthly observation date, the Index Sponsor will calculate the trading volume multiple of each contract included in the GSCI, based on volume data for the relevant period. If on any such date, the trading volume multiple of any GSCI contract is below a certain trading volume multiple threshold, the Index Sponsor will adjust the composition of the GSCI, with respect to the GSCI commodity underlying such contract (but not with respect to any other GSCI commodities), in accordance with the pre-determined criteria and limits.

Contract Expirations and Replacement Contracts

Because GSCI contracts call for delivery or settlement on specified dates or during specified terms, it is necessary to determine the contract expirations that will be included in the GSCI in order to identify the appropriate prices of such contracts to be used in calculating the value of the GSCI. The identification of the contract expirations is made by the Index Sponsor, in consultation with the Policy Committee, provided that each such contract must be an "active contract", i.e. a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.

If a trading facility deletes one or more contract expirations, the GSCI will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by the Index Sponsor. If two consecutive contract expirations for a particular contract have not been made available for trading on or through the relevant trading facility at least six months prior to the date on which the roll period is scheduled to begin with respect to the first of these two contract expirations, the Index Sponsor, in consultation with the Policy Committee, will determine what action, if any, should be taken. Such action may include, without limitation, a decision to delete the contract expirations or the contract from the GSCI for the relevant year in which the failure to make the contract expiration available for trading occurs (or for the relevant portion of such year) or a contingent decision to include such contract expirations or contract if the contract expiration is made available by a specified date.

If trading in all contract expirations with respect to a particular GSCI contract is terminated, or the relevant trading facility announces that no additional contract expirations will be made available with respect to a contract, a replacement contract on the relevant GSCI commodity (which replacement Contract must satisfy the eligibility criteria for the GSCI) may be included in the GSCI for the year in which the replacement is made and in subsequent years.

If a replacement contract is to be included in the GSCI, the Index Sponsor will publicly announce the manner in which the transfer from the existing contract to the replacement contract will be effected, and whether the CPWs of the other GSCI contracts on the relevant GSCI commodity and/or the normalizing constant will be recalculated.

The Normalizing Constant

In order to assure continuity of the GSCI and to allow comparisons of the value of the GSCI to be made over time, it is necessary to make an adjustment to the calculation of the GSCI each time the CPWs are changed. The factor used to make this adjustment is the "normalizing constant" and is used in the same manner as similar factors applied to the calculation of other published financial market indices. The "normalizing constant" is determined each time the composition of the GSCI is changed.

Calculation of the GSCI and the GSCI Excess Return Index

Because the GSCI is designed as a "tradable" index that can be used to replicate actual commodity market performance, the calculation of the GSCI takes into account the fact that a person holding positions in the first nearby contract expiration of each GSCI Contract would need to "roll" such positions forward as they approach settlement or delivery. For this reason, the methodology for calculating the GSCI includes a "rolling" procedure designed to replicate the rolling of actual positions in the GSCI contracts. Moreover, because the rolling of actual positions in a GSCI contract on a single day could be difficult to effect or, if completed on a single day, could have an adverse impact on the market, such rolling would most likely take place over a period of several days. The rolling of the GSCI into new contract expirations (referred to as the "roll contract expirations") therefore similarly takes place over periods of several days, which constitute the roll periods. The calculation of the GSCI, consequently, takes into account price levels of the first nearby contract expiration on each GSCI commodity and, during the roll periods, price levels of the roll contract expirations as well. Once the roll period has been completed, the roll contract expiration becomes the first nearby contract expiration.

The GSCI Excess Return Index, in contrast, represents the return of a portfolio of commodity futures contracts, the composition of which, on any given business day for the calculation of the GSCI, reflects the CPWs of all GSCI contracts and the contract roll weights of all GSCI contract expirations. The GSCI Excess Return Index is therefore calculated on the basis of the "contract daily return", as explained below.

The value of the GSCI on each business day for the calculation of the GSCI is equal to the total dollar weight of the GSCI divided by the normalizing constant. The daily contract reference prices used in performing the calculations are the most recent daily contract reference prices of the first nearby contract expirations or roll contract expirations, as the case may be, as made available by the relevant trading facility to its members or participants (and, if the Index Sponsor is not such a member or participant, to the Index Sponsor) as of the relevant settlement time on the business day on which the calculation is made, subject to certain adjustments in certain special circumstances.

The value of the GSCI Excess Return Index on any day where it is calculated is equal to the product of (i) the value of the GSCI Excess Return Index on the immediately preceding business day multiplied by (ii) one plus the "contract daily return" (which is obtained by dividing the total dollar weight of all GSCI contracts on such day by the total dollar weight invested on the immediately preceding business day, minus one, reflecting the percentage change in the total dollar weight of the GSCI) on the business day on which the calculation is made. The value of the GSCI Excess Return Index is indexed to a normalized value of 100 on January 2, 1970. The result of the foregoing calculation is then rounded to seven digits of precision.

GSCI Components and Weights

Currently, the GSCI contains 24 commodities from all commodity sectors: six energy products, five industrial metals, eight agricultural products, three livestock products and two precious metals.

According to the Index Sponsor, together, the diversity of its constituent commodities and their economic weighting allow the GSCI to respond in a stable way to world economic growth, even as the composition of global growth changes through time. When world growth is dominated by industrialized economies, the metals sector of the GSCI generally responds more than the agricultural components. Similarly, when emerging markets dominate world growth, agricultural and petroleum-based commodities generally respond the most.

The commodities comprising the GSCI and their dollar weights in the GSCI organized by subsector is presented in Table 1 below.

Table 1: GSCI Components and Dollar Weights (%) (April 24, 2007)

Energy	69.29	Industrial Metals	11.72	Precious Metals	2.41	Agriculture	11.60	Livestock	4.98
Crude Oil	34.16	Aluminium	3.49	Gold	2.11			Live Cattle	2.68
Brent Crude Oil	14.58	Copper	4.39	Silver	0.30	Wheat	2.90	Feeder Cattle	0.63
RBOB Gas	1.54	Lead	0.49			Red Wheat	0.99	Lean Hogs	1.66
Heating Oil	5.65	Nickel	2.07			Corn	3.30		
GasOil	5.11	Zinc	1.28			Soybeans	1.71		
Natural Gas	8.24					Cotton	0.79		
						Sugar	1.05		
						Coffee	0.65		
						Cocoa	0.22		

Table 2 contains the index values for the GSCI and its main sub-indices. All sub-indices of the GSCI follow the same rules regarding world production weights, methodology for rolling and other functional characteristics as disclosed in the GSCI manual.

GSCI Index Values

Table 2: GSCI Index Values (April 24, 2007)

	GSCI	Energy	Non-Energy	Industrial Metals	Precious Metals	Agriculture	Livestock	Agriculture &Livestock
Excess Return	594.0375	396.5828	272.4207	351.2893	112.6972	60.72094	380.3156	121.2252

The Reference Index value as at April 24, 2007 was 64.4865.

Historical Performance of the Reference Index

The Index Sponsor first began publishing the GSCI, as well as the related indices, in 1991. In addition, although the GSCI was not published prior to that time, the Index Sponsor has calculated the historical value of the GSCI and related indices beginning on January 2, 1970, based on actual prices from that date forward and the selection criteria, methodology and procedures in effect during the applicable periods of calculation (or, in the case of all calculation periods prior to 1991, based on the selection criteria, methodology and procedures adopted in 1991). The GSCI has been normalized to a value of 100 on January 2, 1970, in order to permit comparisons of the value of the GSCI to be made over time.

The following graph illustrates the performance of the Reference Index for the period from March 1990 to March 2007. Historical performance is not a guarantee of future performance.



Historical GSCI Gold Excess Return Index Data
100
90
80
70
60
50
40
30
20
Mar-90
Mar-91
Mar-92
Mar-93
Mar-94
Mar-95
Mar-96
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04
Mar-05
Mar-06
Mar-07

Source of data: Bloomberg

GSCI to be renamed following sale to S&P

Further to an announcement in February 2007, S&P has acquired the GSCI and its sub-indices, including the Reference Index. In this connection, it has been announced that the GSCI would be renamed the "S&P GSCI Commodity Index" following a brief transition period. It is expected that such renaming may take place in May 2007.

It is also expected that the sub-indices of the GSCI will be renamed, such that the Goldman Sachs Commodity Excess Return Index® is expected to be renamed the "S&P GSCI Excess Return Index" and the Reference Index is expected to be renamed the "S&P GSCI Gold Excess Return Index".

Since the closing of the acquisition, S&P is the Index Sponsor and licensor of the marks and trade names relating to the GSCI and the Reference Index. **Since that date, the GSCI and the Reference Index are not owned, endorsed or approved by or associated with Goldman, Sachs & Co. or its affiliated companies.**

License Agreement and Disclaimer

The Bank has entered into a non-exclusive license agreement with the Index Sponsor, which allows the Bank and its affiliates to use the Reference Index in connection with the issuance of certain securities, including the Note Securities. The Bank is not affiliated with the Index Sponsor; the only relationship between the Index Sponsor and the Bank is the licensing of the use of the Reference Index and trademarks relating to the Reference Index.

The Index Sponsor is under no obligation to continue the calculation and dissemination of the Reference Index. The Note Securities are not sponsored, endorsed, sold or promoted by the Index Sponsor. No inference should be drawn from the information contained in this Pricing Supplement that the Index Sponsor makes any representation or warranty, implied or express, to us, any holder of the Note Securities or any member of the public regarding the advisability of investing in securities generally or in the Note Securities in particular or the ability of the Reference Index to track general commodity market performance.

The Index Sponsor determines, composes and calculates the Reference Index without regard to the Note Securities. The Index Sponsor has no obligation to take into account the interests of the Holders, or that of anyone else having an interest, in the Note Securities in determining, composing or calculating the Reference Index.

The Index Sponsor is not responsible for, and has not participated in the determination of, the terms, prices or amount of the Note Securities and will not be responsible for, or participate in, any determination or calculation regarding the principal amount of the Note Securities payable at maturity. The Index Sponsor has no obligation or liability in connection with the administration, marketing or trading of the Note Securities. The Index Sponsor disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Reference Index or the manner in which the Reference Index is applied in determining the Initial Index Level or the Final Index Level or any amount payable upon maturity of the Note Securities.

GSCI®, GSCI® Excess Return Index, Goldman Sachs Gold Excess Return Index® and Goldman Sachs Commodity Index and the new marks following the renaming of the GSCI and its sub-indices, including the Reference Index, which new marks include S&P GCSI Commodity Index, S&P GCSI Commodity Excess Return Index and S&P GSCI Gold Excess Return Index are trademarks or service marks of the Index Sponsor and have been or will be licensed for use by the Bank in connection with the Note Securities.

The Note Securities are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. or any of its affiliates (collectively, "S&P"). S&P does not make any representation or warranty, express or implied, to the holders of the Note Securities or any member of the public regarding the advisability of investing in securities generally or in the Note Securities particularly or the ability of the Reference Index to track general commodity market performance. S&P's only relationship to the Bank is the licensing of certain trademarks and trade names of S&P and of the Reference Index, which are determined, composed and calculated by S&P without regard to the Bank or the Note Securities. S&P has no obligation to take the needs of the Bank or the Holders of the Note Securities into consideration in determining, composing or calculating the Reference Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Note Securities to be issued or in the determination or calculation of the equation by which the Note Securities are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Note Securities.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE REFERENCE INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE BANK, HOLDERS OF THE NOTE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE REFERENCE INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE GSCI INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Discontinuance or Modification of the Reference Index; Alteration of Method of Calculation

If the calculation or publication of the Reference Index is discontinued and a successor or substitute index is calculated or published (such successor or substitute index being referred to herein as a "Successor Index") that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued Reference Index (the "Discontinued Index"), then any reference level for such Discontinued Index will be determined by reference to the level of such Successor Index. If no successor or substitute index is provided with respect to a Discontinued Index, the Calculation Agent will designate another index to replace the Reference Index (such index being also referred to herein as a "Successor Index"), provided that the Calculation Agent reasonably determines that the Successor Index substantially tracks the market performance of the broad class and market in which the Discontinued Index participated and with adjustments as may be determined by the Calculation Agent. From then, any calculations will be determined by reference to the price of such Successor Index.

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the Agents and to the Holders within three Business Days of such selection. If a Successor Index is selected by the Calculation Agent, the Successor Index will be used as a substitute for the relevant Discontinued Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

If at any time the method of calculation of the Reference Index or a Successor Index, or the level thereof, is changed in a material respect, or if the Reference Index or Successor Index is in any other way modified so that the Reference Index does not, in the opinion of the Calculation Agent, fairly represent the level of the Reference Index or Successor Index had such changes or modifications not been made, then, for purposes of calculating the Final Index Level or making any other determinations as of or after such time, the Calculation Agent will make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a value of an index comparable to the Reference Index or Successor Index, as the case may be, as if such changes or modifications had not been made, and calculate the Final Index Level with reference to the Reference Index or Successor Index, as adjusted.

DESCRIPTION OF THE NOTE SECURITIES

The following is a summary of the material attributes and characteristics of the Note Securities and is entirely qualified by and subject to the global certificate referred to below, which contains the full text of such attributes and characteristics.

General

This offering consists of Note Securities at a price of $100.00 each. The minimum subscription price per Holder is $5,000 (50 Note Securities) and integral multiples of $1,000 (10 Note Securities) in excess thereof.

Global Certificate

A global certificate for the full amount of the issue of Note Securities will be issued by the Bank in registered form to CDS. Subject to limited exceptions, certificates evidencing the Note Securities will not be available to Holders and registration of ownership of the Note Securities will be made only through the book-entry system of CDS. See "Description of the Notes – Depository" in the Prospectus.

Currency

The Principal Amount of the Note Securities and all payments under the Note Securities will be in Canadian dollars.

Redemption upon Maturity

The Note Securities will mature on the sixth anniversary of the Closing Date, provided that if such day is not a Business Day, it will be advanced to the immediately preceding Business Day. At the Maturity Payment Date, a Holder of record on the Valuation Date will be entitled to receive from the Bank in respect of each Note Security held by such Holder, the following amount:

> $100.00 x (Variable Return + 1)
>
> where Variable Return is equal to: (i) 140% x Reference Index Return if the Reference Index Return is positive and (ii) 100% x Reference Index Return if the Reference Index Return is negative or nil,
>
> and where the Reference Index Return is a number (which may be positive or negative), expressed as a percentage, equal to: (Final Index Level / Initial Index Level) – 1

Notwithstanding the foregoing, in no event shall the Maturity Redemption Amount be less than $1.00 per Note Security.

Although the Reference Index is calculated in US dollars, the foreign exchange rate between the Canadian dollar and the US dollar will not have any impact as the return of the Reference Index used to calculate the amount payable at maturity will be an absolute return, without conversion back into Canadian dollars.

The following are hypothetical examples that illustrate how the Reference Index Return, the Variable Return and the Maturity Redemption Amount are calculated. These examples are included for illustration purposes only. The amounts used are hypothetical and are not forecasts or projections of the performance of the Reference Index or the Note Securities. No assurance can be given that the results shown in these examples will be achieved.

Example 1: Positive Return Example

The Reference Index has a positive performance over the six-year term to maturity and the Reference Index Return is 60.00%. Because the Reference Index Return is positive, it will be multiplied by 140% when calculating the Variable Return used to calculate the Maturity Redemption Amount. In this example, the $184.00 Maturity Redemption Amount represents an annualized return of 10.70%.

Initial Index Level		64.69
Final Index Level		103.50
Reference Index Return	=	(103.50 / 64.69) – 1
	=	60.00%
Variable Return	=	140.00% x 60.00%
	=	84.00%
Maturity Redemption Amount	=	$100.00 x (84.00% + 1)
	=	$184.00
Annualized return	=	10.70%

Example 2: Small Positive Return Example

The Reference Index has a small positive performance over the six-year term to maturity and the Reference Index Return is 6.12%. Because the Reference Index Return is positive, it will be multiplied by 140% when calculating the Variable Return used to calculate the Maturity Redemption Amount. In this example, the $108.57 Maturity Redemption Amount represents an annualized return of 1.38%.

Initial Index Level		64.69
Final Index Level		68.65
Reference Index Return	=	(68.65 / 64.69) – 1
	=	6.12%
Variable Return	=	140.00% x 6.12%
	=	8.57%
Maturity Redemption Amount	=	$100.00 x (8.57% + 1)
	=	$108.57
Annualized return	=	1.38%

Example 3: Negative Return Example

The Reference Index has a negative performance over the six-year term to maturity and the Reference Index Return is – 20.00%. Because the Reference Index Return is negative, it will be multiplied by 100% when calculating the Variable Return used to calculate the Maturity Redemption Amount. In this example, the $80.00 Maturity Redemption Amount represents an annualized return of –3.65%.

Initial Index Level		64.69
Final Index Level		51.75
Reference Index Return	=	(51.75 / 64.69) – 1
	=	–20.00%
Variable Return	=	100.00% x –20.00%
	=	–20.00%
Maturity Redemption Amount	=	$100.00 x (–20.00% + 1)
	=	$80.00
Annualized return	=	–3.65%

Payment of the Maturity Redemption Amount

Subject to certain exceptions, the Bank will be required to make available to the Holders of record on the Valuation Date, no later than 10:00 a.m. (Montreal time) on the Maturity Payment Date, funds in an amount sufficient to pay the Maturity Redemption Amount. The Maturity Payment Date will be the fifth Business Day immediately following the Valuation Date. The Valuation Date will be the fifth Business Day immediately prior to the Maturity Date, provided that it may be postponed if there is a Market Disruption Event on such date, up to a maximum of five Business Days.

The Maturity Redemption Amount, or, as the case may be, the amount payable under a Reimbursement under Special Circumstances, will be paid through CDS as set forth under "Description of the Notes – Depository – CDS Procedures" in the Prospectus.

Timely Information on the Note Securities

The Bank will seek to make available at www.fpsgroup.ca, certain information regarding the Note Securities, including the daily level of the Reference Index. The information therein is not incorporated by reference into this Pricing Supplement or the Prospectus.

No Early Retraction by the Holders

The Note Securities are not retractable at the option of the Holders.

No Early Redemption by the Bank

Except for a Reimbursement Under Special Circumstances, the Note Securities are not redeemable by the Bank prior to the Maturity Date. See "Description of Notes - Reimbursement Under Special Circumstances and Payment" in the Prospectus.

Rank

The Note Securities constitute direct, unsecured and unsubordinated debt obligations of the Bank ranking *pari passu* with all other present and future unsecured and unsubordinated indebtedness of the Bank. The Note Securities will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime designed to ensure the payment of all or a portion of a deposit upon insolvency of the deposit taking institution.

Credit Rating

The Note Securities have not been rated by any rating agencies. The long term deposits of the Bank are, at the date of this Pricing Supplement, rated AA (low) by DBRS and A by S&P and Aa2 by Moody's. There can be no assurance that, if the Note Securities were specifically rated by these agencies, they would have the same ratings as the long term deposits of the Bank. A credit rating is not a recommendation to buy, sell or hold investments, and may be subject to revision or withdrawal at any time by the relevant rating agency.

Deferred Payment

Under the *Criminal Code* (Canada), a lender is prohibited from entering into an agreement or arrangement to receive interest at an effective annual rate of interest, calculated in accordance with generally accepted actuarial practices and principles, exceeding 60% of the credit advanced under the agreement or arrangement. The Bank hereby undertakes, for the benefit of the Holders, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest. If not permitted by law to do so when any payment is to be made by the Bank to a Holder on account of the Maturity Redemption Amount of a Note Security, payment of a portion of such amount may be deferred to ensure compliance with such laws.

Reimbursement Under Special Circumstances and Payment

In the event of a Special Circumstance, all of the outstanding Note Securities may be redeemed, at the option of the Bank (a "Reimbursement Under Special Circumstances"), upon 30 Business Days' prior notice furnished in writing by the Bank in the manner set forth under "Description of the Notes – Notice to Holders" in the Prospectus.

A "Special Circumstance" means a case of an income tax nature where, in the opinion of the Bank acting reasonably and in good faith, an amendment or a change is made to an act or regulation; to taxation practices, policies or administration; to the interpretation of an act or regulation or taxation practice, policy or administration; or an event occurs, now or in future, caused by circumstances beyond the control of the Bank making it illegal or disadvantageous, from a legislative or regulatory point-of-view, or disadvantageous, from a financial point-of-view, for the Bank to allow the Note Securities to remain outstanding.

In the event of a Reimbursement Under Special Circumstances for which the Bank has opted to reimburse the Note Securities, the Bank, acting in good faith, will set a date for the reimbursement of the Note Securities (the "Special Reimbursement Date") and the Maturity Date will be accelerated to the Special Reimbursement Date. In such event, the Bank will seek market quotations for the value of the Note Securities to be redeemed from three external financial institutions and will use the average of those quotations; provided that if such quotations are deemed not to be reasonable by the Bank, acting in good faith, or if the Bank is unable to obtain such quotations, the Bank will establish a value for the Note Securities, acting in good faith in accordance with industry-accepted methods based on a number of interrelated factors, such as the appreciation and the volatility of the Reference Index, interest rates, prices, liquidity and volatility of the Index Commodities and the time remaining to the Valuation Date (the "Actualized NAV"). Holders of record on the Special Reimbursement Date will be entitled to receive the Actualized NAV of their Note Securities. The Bank will make available to Holders, no later than 10:00 a.m. (Montreal time) on the fifth Business Day following the determination of the Actualized NAV, the amount payable pursuant to such redemption, through CDS or its nominee.

Market Disruption Event

If the Calculation Agent determines that a Market Disruption Event exists on the Valuation Date, then the Valuation Date will be postponed to the next Business Day on which there is no Market Disruption Event. However, if on the fifth Business Day following the date originally scheduled as the Valuation Date, the Valuation Date has not occurred, then despite the continuance of such Market Disruption Event on or after such Business Day: (a) such Business Day shall be the Valuation Date in respect of the Reference Index; and (b) the level of the Reference Index used for determining the Maturity Redemption Amount will be a level estimated by the Calculation Agent as at such Valuation Date, taking into account all relevant market circumstances.

"Market Disruption Event" means any bona fide event, circumstance or cause (whether or not reasonably foreseeable) beyond the reasonable control of the Calculation Agent or any person that does not deal at arm's length with the Calculation Agent which has or will have a material adverse effect on the ability of the Bank and/or its affiliates generally to place, maintain or modify hedge positions in respect of the Reference Index or the Note Securities. A Market Disruption Event may include, without limitation, any of the following events:

- a suspension, absence or material limitation of trading in Index Commodities, as determined by the Calculation Agent in its sole discretion;
- a suspension, absence or material limitation of trading in option or futures contracts relating to the Reference Index or Index Commodities in the primary market for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the Calculation Agent in its sole discretion; or
- the Reference Index is not published, as determined by the Calculation Agent in its sole discretion; or
- in any other event, if the Calculation Agent determines in its sole discretion that the event materially affects the ability of the Bank and/or its affiliates to hedge or unwind all or a material portion of a hedge with respect to the Note Securities that has been effected or may come into effect as described below under "Use of Proceeds and Hedging".

For the purposes of determining whether a Market Disruption Event has occurred: (1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of an exchange or related market, and (2) a "a suspension, absence or material limitation of trading" on any exchange or related market will not include any time when such exchange or related market itself is closed for trading under ordinary circumstances.

Events of Default

If an Event of Default (as described under "Description of the Notes – Events of Default" in the Prospectus) with respect to any Note Securities occurs and is continuing, the Holders of not less than 25% of the aggregate principal amount of the outstanding Note Securities may declare the Actualized NAV to be immediately due and payable. At any time after the Holders have made such a declaration of acceleration with respect to the Note Securities but before a judgment or decree for payment of money due has been obtained, the Holders of a majority in principal amount of the outstanding Note Securities, may rescind any such declaration of acceleration and its consequences, provided that all payments due, other than those due as a result of acceleration, have been made and all Events of Default with respect to the Note Securities, other than the non-payment of the Actualized NAV which has become due solely by such declaration of acceleration, have been remedied or waived.

The Holders of a majority in principal amount of the outstanding Note Securities may waive an Event of Default, on behalf of the Holders of all the Note Securities, except a default:

(i) in the payment of any amounts due and payable under the Note Securities; or

(ii) in respect of an obligation of the Bank contained in, or a provision of, the Global Note (as defined in the Prospectus) which cannot be modified under the terms of the Global Note without the consent of the Holder of each outstanding Note Security affected.

The Holders of a majority in principal amount of the outstanding Note Securities may direct the time, method and place of conducting any proceeding for any remedy or exercising any rights with respect to the Note Securities, provided that such direction does not conflict with any applicable law or the Global Note.

The Note Securities will not have the benefit of any cross-default provisions with other indebtedness of the Bank.

The terms under which a Holders' meeting may take place for the purposes of the foregoing rights are the following:

(i) At any time and from time to time the Bank shall as soon as practicable after being served with a requisition signed by Holders representing at least 25% of the aggregate principal amount of the outstanding Note Securities, convene a meeting of the Holders. In the event that the Bank fails within 30 days after receipt of such requisition to convene a meeting, such Holders representing at least 25% of the aggregate principal amount of the outstanding Note Securities may themselves convene such meeting and the notice calling such meeting may be signed by such person as such Holders may specify. Such meeting shall be held at the City of Montreal or at such other place as the Bank, or such Holders in the event such meeting is called by the Holders, may in any case determine or approve;

(ii) At least 30 days' notice of any meeting shall be given to the Holders. Such notice shall state the time when, and the place where, the meeting is to be held and shall specify in general terms the nature of the business to be transacted at such meeting, but it shall not be necessary to set out in the notice the text of any resolution to be proposed or any of the provisions of these procedures. Notices shall be sent to Holders by ordinary surface or air mail postage prepaid addressed to such Holders at their respective addresses appearing in the registers. It shall not be necessary to specify in the notice of any adjournment of a meeting the nature of the business to be transacted at the adjourned meeting. The accidental omission to give such notice to or non-receipt of any such notice by a Holder shall not invalidate any resolution passed at such meeting;

(iii) To be entitled to vote at any meeting of Holders, a person shall be (a) a Holder of outstanding Note Securities, or (b) a person appointed by an instrument in writing as proxy for a Holder or Holders of outstanding Note Securities by such Holder or Holders. The only persons who shall be entitled to be present or speak at any meeting of Holders shall be the persons entitled to vote at such meeting and their counsel. In addition, the Bank by their respective officers and directors and the legal advisers of the Bank may attend and speak at any meetings of the Holders;

(iv) At any meetings, each Holder of a Note Security or a proxy thereof shall be entitled to one vote for each $100 principal amount of Note Securities held or represented by him. The Chairman of the meeting shall have no right to vote, except as a Holder of Note Security or a proxy thereof;

(v) At any meeting of the Holders, a quorum shall consist of Holders present in person or by proxy and representing not less than 10% or more of the aggregate principal amount of the outstanding Note Securities. If a quorum is not reached at any meeting, that meeting must be adjourned to a later date not earlier than seven Business Days after the original meeting date, in which case the quorum required shall be the Holders present at such adjourned meeting;

(vi) Some individual person, who need not to be a Holder, nominated in writing by the Bank, shall be Chairman of the meeting but, if no person is so nominated or if the person so nominated is not present within 15 minutes after the time fixed for the holding of the meeting, the Holders present in person or by proxy shall choose some person present to be Chairman. The Chairman of any meeting at which a quorum of the Holders is present may, with the consent of the Holders of a majority in principal amount of the Note Securities represented at such meeting, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe;

(vii) Proposed rules of procedures (such as vote on a show of hands or secret ballot, scrutineers, declarations by Chairman, minutes of meeting, etc.) of any meetings will be submitted by the Bank at the meeting to the Holders for their approval. Such approval will require the affirmative vote of a majority in principal amount of the Note Securities present or represented at the meeting; and

(viii) All actions that may be taken and all powers that may be exercised by the Holders at a meeting may also be taken and exercised by the Holders of a majority in principal amount of Note Securities by an instrument in writing signed in one or more counterparts.

FEES AND EXPENSES

The Bank will pay to the Agents out of its own funds for payment by the Agents to representatives, including representatives employed by the Agents, whose clients purchase Note Securities a selling concession fee equal to 3.50% of the Principal Amount of each Note Security sold. The expenses of the offering will be borne by the Bank.

The Bank will pay to National Bank Financial Inc. out of its own funds a structuring fee of $0.90 per Note Security issued under this offering. The Bank will pay to Merrill Lynch Canada Inc. out of its own funds a one-time fee of 0.10% of the Principal Amount of Note Securities issued under this offering.

Holders wishing to sell their Note Securities within the first 18 months of their issuance will be subject to an early trading charge of up to $4.50 per Note Security. See "Secondary Market for the Note Securities" for a description of such charge.

CALCULATION AGENT

The Bank will be the Calculation Agent for the Note Securities. The Calculation Agent will be solely responsible for the determination and calculation of the Maturity Redemption Amount, the Actualized NAV and any other determinations and calculations with respect to any payment in connection with the Note Securities, as well as for determining whether a Market Disruption Event has occurred and for making certain other determinations with regard to the Note Securities. All determinations and calculations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding upon the Holders. Since the Bank and the Calculation Agent are the same person, the Calculation Agent may have economic interests adverse to those of the Holders. The Calculation Agent will carry out its duties and functions in good faith and using its reasonable judgment. See "Risk Factors – Conflicts of interest may affect the Calculation Agent".

USE OF PROCEEDS AND HEDGING

The Bank will use the net proceeds received from the sale of the Note Securities for general banking purposes. The Bank and/or its affiliates may use the proceeds in transactions intended to hedge the Bank's obligations under the Note Securities as described below, including forward and option contracts of the nature described under "Objectives of the Note Securities".

In anticipation of the sale of the Note Securities, the Bank and/or its affiliates expect to enter into hedging transactions involving purchases and/or sales of Index Commodities and/or listed and/or over-the-counter options or futures on the Reference Index and/or over-the-counter options or futures on Index Commodities prior to or on the Closing Date.

From time to time, the Bank and/or its affiliates may enter into additional hedging transactions or unwind those they have entered into. In this regard, the Bank and/or its affiliates may:

- acquire or dispose of Index Commodities;
- acquire or dispose of long or short positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the level of the Reference Index or the value of the Index Commodities;
- acquire or dispose of long or short positions in listed or over-the-counter options, futures, or other instruments based on the level of other similar market indices or commodities; or
- any combination of the above three.

The Bank and/or its affiliates may acquire a long or short position in securities similar to the Note Securities from time to time and may, in their sole discretion, hold or resell those securities. The Bank and/or its affiliates may close out their hedge on or before the Valuation Date. That step may involve sales or purchases of Index Commodities, listed or over-the-counter options or futures on Index Commodities or listed or over-the-counter options, futures or

other instruments based on the level of the Reference Index or indices designed to track the performance of the Reference Index or other components of the gold and commodity markets.

The hedging activity discussed above may adversely affect the market value of the Note Securities from time to time. See "Risk Factors – Hedging Transactions may affect the Reference Index" in this Pricing Supplement for a discussion of these adverse effects.

The Bank may benefit from the difference between the amount it is obligated to pay under the Note Securities, net of related expenses, and the returns it may generate in hedging such obligation.

SECONDARY MARKET FOR THE NOTE SECURITIES

The Note Securities will not be listed on any securities exchange or quotation system. National Bank Financial Inc. intends to maintain a secondary market for the Note Securities through FundSERV. The sale of Note Securities through FundSERV is not like standard over-the-counter markets for debt instruments maintained by registered dealers and carries certain restrictions, including selling procedures that require that an irrevocable sale order be initiated at a Net Bid Price that will not be known prior to placing such sale order. See "FundSERV – Sale of Notes through FundSERV" in the Prospectus. National Bank Financial Inc. may stop maintaining a market for the Note Securities at any time without any prior notice to Holders. There can be no assurance that a secondary market will develop or, if one develops, that it will be liquid.

In addition, any sale of Note Securities facilitated by National Bank Financial Inc. during the first 18 months following the Closing Date will be subject to an early trading charge, deductible from the sale proceeds of the Note Securities, of up to 4.50% of the Principal Amount of the Note Securities, depending on the time at which the Note Securities are sold following the Closing Date, determined as follows:

If sold	Early Trading Charge Per Note Security
From 0 to 6 months (inclusively) following the Closing Date	$4.50
From 7 to 12 months (inclusively) following the Closing Date	$3.00
From 13 to 18 months (inclusively) following the Closing Date	$1.50
Thereafter	Nil

The foregoing early trading charges will apply even in respect of the sale of Note Securities purchased by Holders on the secondary market. For greater certainty, the Note Securities sold other than through the secondary market maintained by National Bank Financial Inc. in FundSERV will not be subject to such early trading charge. Note Securities may in certain circumstances be transferable through CDS participants and not through FundSERV. This will be the case in particular for Note Securities held by clients of the same brokerage firm.

Holders choosing to sell their Note Securities prior to maturity will receive an amount which may not necessarily reflect the appreciation of the Reference Index up to the date of such sale and may not capture the full "accelerated" return as illustrated under examples 1 and 2 below. See "Risk Factors – There is no assurance of a secondary market and any developing secondary market may be illiquid or offer prices which may not reflect the appreciation of the Reference Index".

Holders should consult their advisors on whether it would be more favourable in the circumstances at any time to sell the Note Securities (assuming the availability of a secondary market) or hold the Note Securities until maturity. Holders should also consult their tax advisors as to the tax consequences arising from a sale of a Note Security prior to the Maturity Date as compared to holding the Note Securities until the Maturity Date. See "Certain Canadian Federal Income Tax Considerations".

The price at which a Holder will be able to sell the Note Securities prior to maturity may be at a discount, which could be substantial, from the Maturity Redemption Amount that would be payable if the Note Securities were maturing on such day, based upon one or more factors. The value of the Note Securities in the secondary market will be affected by a number of complex and inter related factors, including supply and demand for the Note Securities;

inventory positions with market-makers; interest rates in the market; the time remaining to the maturity of the Note Securities; the creditworthiness of the Bank; economic, financial, political, regulatory, judicial or other events that affect the price of the Index Commodities and the level of the Reference Index; and the market price of the Index Commodities or factors that affect commodities generally. The effect of any one factor may be offset or magnified by the effect of another factor.

In addition, Holders should appreciate that the strategy behind the Note Securities, which is described under "Objectives of the Note Securities" will affect the price at which a Holder will be able to sell the Note Securities prior to maturity. As indicated, the return on the Note Securities is expected to be equivalent to an indirect and notional economic exposure to (i) a forward contract providing 100% of any positive or negative return of the Reference Index as of the Valuation Date and (ii) a call option contract providing 40% of any positive return of the Reference Index as of the Valuation Date. As a result, similar factors to those which may impact the value of forwards and options will have an impact on the price of the Note Securities. Such factors include (i) the time remaining to the Valuation Date – where the value may be discounted prior to such date; (ii) volatility of the underlying interests; (iii) correlation between the underlying interests; (iv) time to maturity of the instruments; (v) interest rates; and (vi) liquidity of the underlying interests. The effect of any one factor may be offset or magnified by the effect of another factor.

The chart below serves to hypothetically illustrate the potential theoretical fluctuation of the price of the Note Securities relative to the level of the Reference Index and the time remaining to maturity. **This hypothetical illustration is based on the assumption that all other factors remain constant, including interest rates and volatility. As a result, the following is hypothetical and should not be construed as a forecast or projection of how the Note Securities will trade in any secondary market that may develop. The net asset value of the Note Securities may be lower or higher than the potential theoretical prices of the Note Securities hypothetically illustrated below, and such difference may be substantial, when taking into account all relevant factors, including the level of interest rates and volatility. For example, the level of the Reference Index could rise (which would imply an increase in the price of the Note Securities) but the price of the Note Securities could decline if the value of the accelerator option was reduced by lower volatility of the underlying Reference Index.** The first column represents different levels of the Reference Index while the first row represents a time line from the end of the first year following the Closing Date up to the Maturity Date.

The chart below has been prepared assuming an Initial Index Level of 100, the current early trading charge structure described under "Secondary Market for the Note Securities" and an accelerated participation rate of 140%.

Reference Index Level	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
10	8.55	8.95	9.10	9.39	9.69	10.00
20	17.10	17.63	18.20	18.78	19.38	20.00
30	26.69	26.92	27.30	28.17	29.07	30.00
40	36.58	36.50	36.55	37.57	38.76	40.00
50	47.18	47.10	47.11	47.65	48.45	50.00
60	57.93	57.75	57.90	58.06	58.19	60.00
70	68.46	68.15	68.14	68.28	68.34	70.00
80	78.50	78.37	78.30	78.29	78.38	80.00
90	88.86	88.89	88.94	89.21	89.26	90.00
100	98.24	98.97	99.29	100.01	100.42	100.00
110	110.30	110.41	110.75	111.82	112.61	114.00
120	121.33	121.49	122.52	124.01	125.33	128.00
130	132.53	133.08	134.52	136.48	138.42	142.00
140	143.88	144.83	146.70	149.17	151.72	156.00
150	155.34	156.70	159.03	162.00	165.15	170.00
160	166.88	168.67	171.45	174.93	178.64	184.00
170	178.51	180.72	183.96	187.92	192.16	198.00
180	190.19	192.82	196.51	200.97	205.70	212.00

Illustrative Example 1 - After Three Years – Referring to the table above

Initial Index Level	100
Reference Index Level	140
Reference Index Return	40.0%

Comparison	
$100.00 invested in the Note Securities	$100.00 invested in the Reference Index directly
The Note Security would be worth $146.70	The investment would be worth $140.00
This represents a return of 46.70% (or $46.70) over an initial investment of $100.00	This represents a return of 40% (or $40.00) over an initial investment of $100.00
There would therefore be a 16.75% acceleration of the return of $40.00 after three years, as a Note Security would theorically be worth $6.70 more than the value of a direct investment in the Reference Index. A Holder would not receive the full 40% acceleration of the return if the Note Security was sold at this point as the Note Securities have not yet reached maturity.	

Illustrative Example 2 - After Six Years – Referring to the table above

Initial Index Level	100
Reference Index Level	140
Reference Index Return	40.0%

Comparison	
$100.00 invested in the Note Securities	$100.00 invested in the Reference Index directly
The Note Security would be worth $156.00	The investment would be worth $140.00
This represents a return of 56.00% (or $56.00) over an initial investment of $100.00	This represents a return of 40% (or $40.00) over an initial investment of $100.00
There would therefore be a 40% acceleration of the return of $40.00 after six years, as the Note Security would theorically be worth $16.00 more than the value of a direct investment in the Reference Index.	

Illustrative Example 3 - After Five Years – Referring to the table above

Initial Index Level	100
Reference Index Level	80
Reference Index Return	-20.0%

Comparison	
$100.00 invested in the Note Securities	$100.00 invested in the Reference Index directly
The Note Security would be worth $78.38	The investment would be worth $80.00
This represents a negative return of -21.62% (or -$21.62) over an initial investment of $100.00	This represents a negative return of -20% (or -$20.00) over an initial investment of $100.00
The amount of $78.38 represents approximately a one-for-one decline in the value of the investment in the Note Security and the value of a direct investment in the Reference Index. The slight discrepancy in these amounts is attributable to the fact that the exact one-for-one decline will be obtained at maturity only.	

PLAN OF DISTRIBUTION

The Agents are conditionally offering the Note Securities subject to prior sale on a best efforts basis, if, as and when issued by the Bank and accepted by the Agents in accordance with the terms and conditions contained in the Dealer Agreement and subject to the approval of certain legal matters by Fasken Martineau DuMoulin LLP, on behalf of the Bank, and McMillan Binch Mendelsohn LLP, on behalf of the Agents.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Note Securities may be purchased through the order entry system of FundSERV. The FundSERV order code for the Note Securities is NBC1502. No interest will be paid on account of funds deposited through FundSERV pending closing of the offering or return of such funds if subscriptions are rejected or not fully allotted. Closing of the offering of the Note Securities is expected to occur on or about June 29, 2007, but no later than July 31, 2007.

National Bank Financial Inc. is an indirect wholly owned subsidiary of the Bank. As a result, the Bank is a "related issuer" and a "connected issuer" of National Bank Financial Inc within the meaning of the securities legislation of certain provinces of Canada. National Bank Financial Inc. has participated in the structuring and pricing of this offering. In connection with this offering, no benefit will be received by National Bank Financial Inc. other than its portion of the selling concession fee, if any, and a structuring fee of $0.90 per Note Security. See "Fees and Expenses". Merrill Lynch Canada Inc., the independent Agent, has performed due diligence in connection with the offering of the Note Securities and participated, together with National Bank Financial Inc., in the structuring and pricing of the Note Securities. The Bank will pay to Merrill Lynch Canada Inc. out of its own funds a one-time fee of 0.10% of the Principal Amount of Note Securities issued under this offering.

RISK FACTORS

This section describes some of the most significant risks relating to an investment in the Note Securities. Purchasers are urged to read the following information about these risks, together with the other information in this Pricing Supplement and the Prospectus, before investing in the Note Securities.

Certain risk factors related to the offering of Note Securities:

The Note Securities are not suitable for all investors

An investor should reach a decision to invest in the Note Securities after carefully considering, in conjunction with his or her advisors, the suitability of the Note Securities in light of his or her investment objectives and the other information set out in this Pricing Supplement.

The Note Securities differ from conventional debt and fixed income investments because they do not provide Holders with a return or income stream prior to maturity and the return is not determinable prior to maturity. The Note Securities are not principal protected. Any payment on the Note Securities at maturity depends on the Final Index Level and the Note Securities may return less, and possibly none of the Principal Amount invested (except for the minimum $1.00 repayment). Consequently, investors could lose their entire investment in the Note Securities. A return, if any, is payable on the Note Securities at maturity only to the extent that the Final Index Level is greater than the Initial Index Level. There can be no assurance that the Note Securities or the Reference Index will show any return. Accordingly, the Note Securities are suitable for investors that do not require interest income and that can withstand a total loss of their investment (except for the minimum $1.00 repayment). Moreover, the value of an investment in the Note Securities may diminish over time owing to inflation and other factors that adversely affect the present value of future payments. Accordingly, an investment in the Note Securities may result in a lower return when compared to other investment alternatives. The Note Securities are designed for investors with a long-term investment horizon who are prepared to hold the Note Securities to maturity and are prepared to assume risks with respect to a return tied to the performance of the Reference Index.

The Note Securities do not guarantee return of the Principal Amount at maturity and investors could lose their investment in the Note Securities

The Note Securities may return less, and possibly even none of the principal amount invested (subject to the minimum $1.00 per Note Security repayment). The value of the Note Securities, and the Maturity Redemption Amount to be received at maturity, will fluctuate with the level of the Reference Index and may be less than the Principal Amount depending on the performance of the Reference Index. **Investors could lose their investment in the Note Securities.**

There can be no assurance that the Note Securities or the Reference Index will show any return. The fluctuations in the level of the Reference Index are unpredictable and will be influenced by factors that are beyond the control of the Bank. As a result, the value of the Note Securities will fluctuate. Historical prices of the Index Commodities and historical levels of the Reference Index should not be considered as any indication of the future performance thereof.

Concentration risk: the Note Securities are linked only to the Reference Index

The Note Securities are linked only to the Reference Index which comprises a single commodity, gold, and to no other commodities or securities. An investment in the Note Securities offers less diversification than an investment in an index comprising a broader range of commodities or securities. Fluctuations in the prices of gold and other factors impacting gold set forth below will have a direct impact on the Note Securities without any lessening of this impact through the means of diversification or exposure to other commodities or securities.

The payment of the Maturity Redemption Amount is dependent upon the creditworthiness of the Bank

Because the obligation to make payments to Holders of the Note Securities is incumbent upon the Bank, the likelihood that such Holders will receive the Maturity Redemption Amount, will be dependent upon the financial health and creditworthiness of the Bank.

The Note Securities will not be insured under the Canada Deposit Insurance Corporation Act or any other deposit insurance regime

The Note Securities will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime designed to ensure the payment of all or a portion of a deposit upon insolvency of the deposit taking institution.

Holders have no ownership interest in the Index Commodities or the Reference Index

An investment in the Note Securities does not constitute an investment in the Index Commodities or the Reference Index. The Holders of Note Securities will not be the owners of the Index Commodities and therefore, there is no recourse to the Index Commodities to satisfy amounts owing under the Note Securities.

The Note Securities could be redeemed prior to maturity under a Reimbursement Under Special Circumstances

Upon the occurrence of a Special Circumstance, the Bank may redeem the Note Securities pursuant to a Reimbursement Under Special Circumstances. Under such circumstances, the investor will not be able to participate fully in the appreciation of the Reference Index that might have occurred up to the payment date pursuant to a Reimbursement Under Special Circumstances.

There is no assurance of a secondary market and any developing secondary market may be illiquid or offer prices which may not reflect the appreciation of the Reference Index

Investors should be willing to hold their Note Securities to maturity. There may be little or no secondary market for the Note Securities. The Note Securities will not be listed on any stock exchange. There is no assurance that a secondary market will develop.

Despite the fact that National Bank Financial Inc. intends to maintain a secondary market for the Note Securities through FundSERV, there can be no assurance that a secondary market will develop, and if one develops, it is not possible to predict how the Note Securities will trade in the secondary market or whether such market will be liquid. If the secondary market for the Note Securities is limited, there may be fewer buyers when an investor decides to sell his or her Note Securities prior to the Maturity Date, affecting the price such a Holder will receive. Moreover, National Bank Financial Inc. reserves the right not to maintain such a secondary market in the future in its sole discretion, without providing prior notice to Holders. Furthermore, the sale of Note Securities through FundSERV is not like standard over-the-counter markets for debt instruments maintained by registered dealers and carries certain restrictions, including selling procedures that require that an irrevocable sale order be initiated at a Net Bid Price that will not be known prior to placing such sale order. See "FundSERV – Sale of Notes through FundSERV" in the Prospectus.

Holders choosing to sell their Note Securities prior to the Valuation Date will receive an amount which may not necessarily reflect the appreciation of the Reference Index up to the date of such sale and may not capture the full "accelerated" return as illustrated under examples 1 and 2 described under section "Secondary Market for the Note Securities". The price at which a Holder will be able to sell the Note Securities prior to the Valuation Date may be at a discount, which could be substantial, from the Maturity Redemption Amount that would be payable if the Note Securities were maturing on such day, based upon one or more factors. The value of the Note Securities in the secondary market will be affected by a number of complex and inter related factors, including supply and demand for the Note Securities; inventory positions with market-makers; interest rates in the market; the time remaining to the maturity of the Note Securities; the creditworthiness of the Bank; economic, financial, political, regulatory, judicial or other events that affect the price of the Index Commodities and the level of the Reference Index; and the market price of the Index Commodities or factors that affect commodities generally. The effect of any one factor may be offset or magnified by the effect of another factor.

In addition, Holders should appreciate that the strategy behind the Note Securities, which is described under "Objectives of the Note Securities" will affect the price at which a Holder will be able to sell the Note Securities prior to the Maturity Date. As indicated, the return on the Note Securities is equivalent to an indirect and notional economic exposure to (i) a forward contract providing 100% of any positive or negative return of the Reference Index as of the Valuation Date and (ii) a call option contract providing 40% of any positive return of the Reference Index as of the Valuation Date. As a result, similar factors to those which may impact the value of forwards and options will have an impact on the price of the Note Securities. Such factors include (i) the time remaining to the Valuation Date – where the value may be discounted prior to such date; (ii) volatility of the underlying interests; (iii) correlation between the underlying interests; (iv) time to maturity of the instruments; (v) interest rates; and (vi) liquidity of the underlying interests. The effect of any one factor may be offset or magnified by the effect of another factor.

Conflicts of interest may affect the Calculation Agent

Since the Bank and the Calculation Agent are the same person, the Calculation Agent may have economic interests adverse to those of the Holders, including with respect to certain determinations that the Calculation Agent must make in determining the Maturity Redemption Amount and in making certain other determinations with regard to the Note Securities. However, the Calculation Agent will carry out its duties and functions in good faith and using its reasonable judgment.

Moreover, as noted above, the Bank and/or its affiliates expect to engage in trading activities related to the Reference Index and the Index Commodities that are not for the account of Holders or on their behalf. These trading activities may present a conflict between the Holders' interest in the Note Securities and the interests of the Bank and/or its affiliates will have in their proprietary accounts in facilitating transactions, including block trades and options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the level of the Reference Index, could be adverse to the interests of the Holders. Moreover, subsidiaries of the Bank, including National Bank Financial Inc., have published, and in the future expect to publish, research reports with respect to some or all of the Index Commodities. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Note Securities. Any of these activities by the Bank, National Bank Financial Inc. and/or

other affiliates thereof may affect the market price of the Index Commodities and/or the level of the Reference Index and, therefore, the market value of the Note Securities.

Hedging transactions may affect the Reference Index

As described above under "Use of Proceeds and Hedging", the Bank and/or its affiliates may hedge the Bank's obligations under the Note Securities by purchasing or selling Index Commodities and/or futures or options on the Reference Index or Index Commodities, or other derivative instruments with returns linked or related to changes in the performance of the Reference Index or Index Commodities, and the Bank and/or its affiliates are likely to adjust these hedges by, among other things, purchasing or selling or Index Commodities and/or futures, options, or other derivative instruments with returns linked or related to changes in the performance of the Reference Index or the Index Commodities, from time to time. Although they are not expected to, any of these hedging activities may decrease the market price of the Index Commodities and/or the level of the Reference Index, and, therefore, decrease the market value of the Note Securities. It is possible that the Bank and/or its affiliates could receive substantial returns from these hedging activities while the market value of the Note Securities declines. The Bank may benefit from the difference between the amount it is obligated to pay under the Note Securities, net of related expenses, and the returns it may generate in hedging such obligation. The Bank and/or its affiliates may also engage in trading in the Index Commodities and other investments relating to the Reference Index or the Index Commodities on a regular basis as part of their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers. Any of these activities, among others, could decrease the market price of the Index Commodities and/or the level of the Reference Index and, therefore, decrease the market value of the Note Securities. The Bank and/or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Reference Index or the Index Commodities. By introducing competing products into the marketplace in this manner, the Bank and/or its affiliates could adversely affect the market value of the Note Securities.

The Valuation Date or the Maturity Payment Date may be postponed if a Market Disruption Event occurs on the Valuation Date

The determination of the Final Index Level may be postponed if the Calculation Agent determines that a Market Disruption Event has occurred or is continuing on the Valuation Date. If such a postponement occurs, the Calculation Agent will calculate the Final Index Level on the first Business Day immediately after that day on which no Market Disruption Event occurs or is continuing. In no event, however, will the Valuation Date be postponed by more than five Business Days. As a result, the Maturity Payment Date for the Note Securities could also be postponed, although not by more than five Business Days. If the Valuation Date is postponed to the last possible day, but a Market Disruption Event occurs or is continuing on that day, that day will nevertheless be the Valuation Date. In such an event, the Calculation Agent will make a good faith estimate in its sole discretion of the Final Index Level of the Reference Index that would have prevailed in the absence of the Market Disruption Event.

Risks Relating to the Reference Index and Index Commodities:

Trading prices

Historical returns of the Reference Index should not be taken as an indication of its future returns. The trading prices of the Index Commodities comprising the Reference Index will fluctuate and will determine its return, and it is impossible to predict whether the return of the Index Commodities will increase or decrease. Trading prices of the Index Commodities will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the commodities markets on which the Index Commodities are traded, and by various circumstances that can influence the value of a particular commodity. The composition of the Reference Index may also change from time to time.

Specific risks associated with Gold

There are specific risks associated with gold, the commodity underlying the Reference Index. Gold futures prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include

economic factors, including, among other things the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold futures prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.

The value of the Note Securities may be adversely affected by existing and changing regulation of commodity markets and suspensions or disruptions of market trading in commodity markets

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators, and government regulation and intervention. In addition, commodity exchanges, including exchanges on which the Index Commodities are traded have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price". Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices which could lead to substantial losses. Moreover, commodities exchanges are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. These circumstances could adversely affect the market price of the relevant futures contracts on commodities and swap agreements on futures contracts on commodities and, therefore, the value of the Note Securities. Futures contracts and options on futures contracts markets are subject to extensive statutes, regulations and margin requirements. The regulation of commodity transactions in the United States is subject to ongoing modification by government, regulatory authority and judicial action. In addition, various national governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivatives markets in general. The effect of any future regulatory change on the value of the Note Securities is impossible to predict, but could be substantial and adverse to holders of the Note Securities.

Commodity prices may change unpredictably, affecting the performance of the Reference Index and the value of the Note Securities in unforeseeable ways

Trading in futures contracts and commodities and swap agreements on futures contracts on commodities is speculative and can be extremely volatile. Market prices of commodities may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments and changes in interest rates. These factors may affect the value of the related contracts and the value of the Note Securities in varying ways, and different factors may cause the value of different commodities comprising the Reference Index, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

The worldwide emergence of exchange traded funds ("ETFs") designed to track gold over the last few years has had and is expected to continue to have an impact on the supply and demand for gold, and hence, on gold prices. This is because gold-tracking ETFs need to have an active connection to physical gold by buying and selling gold in the spot gold market to keep the ETF tightly tracking gold prices. These trading activities could have an adverse impact on the price of gold and on the Note Securities.

Commodity indices replicate exposure to a defined basket of commodities futures contracts. On specified dates these futures contracts are rolled mechanically into a subsequent futures contract before the current position expires according to a defined schedule. This mechanism also allows the investor to maintain an exposure to commodities over time. The difference between the price at which the first futures contract is sold and the next futures contract is purchased is called the "roll yield" and is an important part of the return on a commodities investment. The overall return is therefore derived from fluctuations in commodities prices in addition to the shape of the commodity futures

curve over time. Assuming prices and the shape of the curve remain constant, rolling futures will yield a positive return when the curve is in "backwardation", which describes a situation where the prices are lower in the distant delivery months than in the nearest delivery months, and a negative return when the curve is in "contango", which describes a situation where the prices are higher in the distant delivery months than in the nearer delivery months. Contango in the commodity markets could result in negative "roll yields," which could adversely affect the level of the Reference Index and accordingly, decrease the Maturity Redemption Amount on the Note Securities. Historically, gold has remained consistently in contango and is expected to be contango in the future. Therefore, it is expected that the level of the Reference Index, relative to the actual price of gold, will be adversely affected by negative roll yields.

Changes that affect the Reference Index will affect the market value of the Note Securities and the Maturity Redemption Amount

The policies of the Index Sponsor concerning the calculation of the Reference Index, additions, deletions or substitutions of the constituents of the Reference Index and the manner in which changes affecting the constituents of the Reference Index are reflected in the Reference Index, could affect the Reference Index and, therefore, could affect the amount payable on the Note Securities at maturity, and the market value of the Note Securities prior to maturity. The amount payable on the Note Securities and their market value could also be affected if the Index Sponsor changes these policies, for example by changing the manner in which it calculates the Reference Index, or if the Index Sponsor discontinues or suspends calculation or publication of the Index, in which case it may become difficult to determine the market value of the Note Securities and the Maturity Redemption Amount.

Potential modifications of the Reference Index may adversely affect the value of the Note Securities

The Reference Index may be discontinued or replaced with a Successor Index. Although the Calculation Agent may make certain determinations in certain special circumstances to ensure that a Successor Index is designated, information regarding certain substitute indices may not be readily available to Holders, which may adversely affect the secondary market for trading in the Note Securities. Moreover, the return generated on such Successor Index may not be as favourable as the return that would have been generated by the Discontinued Index if it had not been discontinued.

The Bank and its affiliates have no affiliation with the Index Sponsor and are not responsible for its public disclosure of information

The Bank and its affiliates are not affiliated with the Index Sponsor in any way (except for licensing arrangements discussed above under ''Reference Index – License Agreement and Disclaimer'') and have no ability to control or predict its actions, including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the Reference Index. If the Index Sponsor discontinues or suspends the calculation of the Reference Index, it may become difficult to determine the market value of the Note Securities or the amount payable at maturity. The Calculation Agent may designate a Successor Index selected in its sole discretion. If the Calculation Agent determines in its sole discretion that no Successor Index comparable to the Reference Index exists, the Maturity Redemption Amount will be determined by the Calculation Agent in its sole discretion. See ''Description of the Note Securities – Market Disruption Event'' and "Reference Index – Discontinuance or Modification of the Reference Index; Alteration of Method of Calculation''. The Index Sponsor is not involved in the offer of the Note Securities in any way and has no obligation to consider the interests of the Holders as owners of the Note Securities in taking any actions that might affect the value of the Note Securities.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Bank, and McMillan Binch Mendelsohn LLP, counsel to the Agents, the following is a fair summary as of the date hereof of the principal Canadian federal income tax consequences generally applicable to an initial purchaser of the Note Securities offered pursuant to this Pricing Supplement who acquires the Note Securities on the Closing Date and who, at all relevant times, for purposes of the Act, is, or is deemed to be, a resident of Canada, deals at arm's length and is not affiliated with the Bank, and acquires and holds the Note Securities as capital property (a "Noteholder").

The Note Securities will generally be regarded as capital property of a Noteholder who acquires and holds the Note Securities as investments unless the Noteholder holds the Note Securities in the course of carrying on a business or has acquired the Note Securities in a transaction or series of transactions considered to be an adventure in the nature of trade. The determination of whether the Note Securities are held as capital property for the purposes of the Act should take into account, among other factors, whether the Note Securities are acquired with the intention or secondary intention of selling them prior to the Maturity Date. Certain Noteholders whose Note Securities might not otherwise qualify as capital property may, in certain circumstances, treat such Note Securities and all of the Noteholder's other Canadian securities as capital property by making an irrevocable election provided by subsection 39(4) of the Act.

Note Securities acquired by certain "financial institutions" (as defined in the Act) will generally not be held as capital property by these Noteholders and will be subject to special so-called "mark-to-market" rules. This summary does not take into account these mark-to-market rules and these taxpayers should consult their own tax advisors.

This summary is based upon the current provisions of the Act and the regulations thereunder in force on the date hereof, all specific proposals to amend the Act or the regulations publicly announced by or on behalf of the federal Minister of Finance prior to the date hereof (the "Proposals") and counsel's understanding of certain published administrative policies and assessing practices of the Canada Revenue Agency ("CRA"). Except for the Proposals, this summary does not take into account or anticipate any changes (including retroactive changes) in the law or the administrative policies and assessing practices of the CRA, whether by judicial, regulatory, administrative or legislative action, nor does it take into account tax laws of any province or territory of Canada, or of any jurisdiction outside Canada. Provisions of provincial income tax legislation vary from province to province in Canada and may differ from federal income tax legislation.

This summary is of a general nature only and is not intended to constitute, nor should it be relied upon or construed as, tax advice to any particular Noteholder nor is it exhaustive of all possible Canadian federal income tax considerations. For purposes of this summary, it is assumed that a Noteholder will not undertake nor arrange a transaction in respect of the Note Securities primarily in view of obtaining a tax benefit. Noteholders should consult their own tax advisors as to the overall consequences of their acquisition, ownership and disposition of Note Securities having regard to their particular circumstances.

No Accrual of Interest

No interest is stipulated to be payable in respect of the Note Securities. In certain circumstances, provisions of the Act can deem interest to accrue on a "prescribed debt obligation" (as defined for purposes of the Act). Counsels' understanding is that the CRA takes the administrative position that instruments similar to the Note Securities constitute "prescribed debt obligations". Based in part on an understanding of the CRA's administrative practice, no amount would be deemed to accrue and as a consequence, there should be no deemed accrual of interest on the Note Securities under these provisions prior to the Maturity Redemption Amount becoming calculable.

Payment at Maturity or on Special Reimbursement Date

The amount of the excess of the Maturity Redemption Amount or the Actualized NAV, as the case may be, over the Principal Amount of a Note Security that is payable to a Noteholder can be only ascertained at the Valuation Date or the Special Reimbursement Date, as the case may be, and the right to it does not arise until the Maturity Date or the Special Reimbursement Date. Based on the discussion above, the amount of such excess, if any, will be included in the Noteholder's income in the taxation year in which the Valuation Date or the Special Reimbursement Date of the Note Securities occurs. On a disposition of a Note Security resulting from the payment by the Bank at maturity or on a redemption of the Note Security by or on behalf of the Bank at another date, as the case may be, a Noteholder will realize a capital loss to the extent that a payment received at such time is less than the Noteholder's adjusted cost base of the Note Security. The income tax considerations associated with the realization of a capital loss are described below.

Disposition of Note Securities

It is unclear whether amounts received or deemed to be received by a Noteholder on a disposition or deemed disposition of a Note Security, other than a disposition resulting from a payment by or on behalf of the Bank, will be considered as giving rise to a capital gain or a capital loss, or to ordinary income or loss. The CRA has not expressed any opinion on this issue. Generally, an amount received or deemed to be received by a Noteholder on such disposition or deemed disposition of a Note Security should give rise to a capital gain (or a capital loss) to the Noteholder to the extent such amount, net of amounts included in income as interest and any reasonable costs of disposition, exceeds (or is less than) the Noteholder's adjusted cost base of the Note Security. The tax consequences described in this paragraph will differ if the Noteholder disposes of a Note Security to the Bank or to an entity on behalf of the Bank. See "Payment at Maturity" above. **Noteholders who dispose of a Note Security prior to the Maturity Date, particularly those who dispose of a Note Security shortly prior to the Maturity Date, should consult their own tax advisors with respect to their particular circumstances.**

One half of any capital gain realized will constitute a taxable capital gain that must be included in the calculation of the Noteholder's income. One half of any capital loss incurred will constitute an allowable capital loss that is deductible against taxable capital gains of the Noteholder, subject to and in accordance with the provisions of the Act.

A Noteholder that is a Canadian-controlled private corporation may be subject to a refundable tax of 6 2/3% on investment income, including interest and taxable capital gains. This tax, together with a corporation's "refundable dividend tax on hand", will be refunded when the corporation pays taxable dividends at the rate of $1 for every $3 of dividends paid.

Capital gains realized by an individual and certain trusts may give rise to alternative minimum tax under the Act.

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon on behalf of the Bank by Fasken Martineau DuMoulin LLP and on behalf of the Dealers by McMillan Binch Mendelsohn LLP. Partners and associates of each of Fasken Martineau DuMoulin LLP and McMillan Binch Mendelsohn LLP, as a group, own beneficially, directly and indirectly, less than 1% of securities of the Bank and its affiliates and associates.

AUDITORS' CONSENT

We have read the Pricing Supplement No. 9 dated April 30, 2007, qualifying the distribution of a maximum of $100,000,000 (1,000,000 Note Securities non principal protected notes) of Gold ART, Series 1, to the Short Form Base Shelf Prospectus of National Bank of Canada (the "Bank") dated April 5, 2006, relating to offering of Medium Term Notes of the Bank in an aggregate principal amount of up to $2,000,000,000 (collectively the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the Shareholders of the Bank on the Consolidated Balance Sheets of the Bank as at October 31, 2006 and 2005 and the Consolidated Statements of Income, Changes in Shareholders' Equity and Cash Flows for the years then ended. Our report is dated November 30, 2006.

(signed) SAMSON BÉLAIR/DELOITTE & TOUCHE S.E.N.C.R.L.

Chartered Accountants

Montreal, Canada

April 30, 2007

CERTIFICATE OF THE AGENTS

Dated: April 30, 2007

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated therein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

NATIONAL BANK FINANCIAL INC.

By: (Signed) Isabelle Limoges

MERRILL LYNCH CANADA INC.

By: (Signed) Scott McBurney

National Bank of Canada

12g3-2(b) Submission

English summary of the report of exempt issuer bid

SECTION 189.1.3 OF THE REGULATION RESPECTING SECURITIES (QUÉBEC)

NORMAL COURSE ISSUER BID

AUTORITÉ DES MARCHÉS FINANCIERS

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1. NAME AND ADDRESS OF THE OFFEREE COMPANY:

National Bank of Canada (the "**Bank**")
600 De La Gauchetiere Street West, 4th Floor
Montreal (Québec) CANADA H3B 4L2

2. NAME AND ADDRESS OF THE OFFEROR:

National Bank of Canada
600 De La Gauchetiere Street West, 4th Floor
Montreal (Québec) CANADA H3B 4L2

3. DESIGNATION OF THE SECURITIES THAT ARE SUBJECT TO THE BID:

Common shares of the Bank ("**common shares**")

4. DATE OF THE BID:

March 14, 2007

5. MAXIMUM NUMBER OF SECURITIES OF THE CLASS SUBJECT TO THE BID WHICH ARE SOUGHT BY THE OFFEROR:

The Bank acquired 376 119 common shares, representing approximately 0.2% of the issued and outstanding common shares.

6. VALUE OF THE CONSIDERATION OFFERED:

No exchange of money was made in the course of the purchase: the consideration offered for the common shares consisted in an arrangement with the holder of the common shares. Consequently, the value, in Canadian dollars, of the consideration offered per common share is «nil».

7. FEE PAYABLE IN RESPECT OF THE BID:

In accordance with Section 271.4 of the *Regulation Respecting Securities*:

0.02% x ¼ x $0.00, subject to a minimum of $1,000.00 = $1,000.00

THIS NOTICE DOES NOT CONTAIN ANY FALSE DECLARATION OR OMISSION

MONTREAL, May 25, 2007

NATIONAL BANK OF CANADA

By: (signed) "*Linda Caty*"

Name: Linda Caty

Title: Vice-president and Corporate secretary

File No. 82-3764

BANQUE NATIONALE DU CANADA

ARTICLE 189.1.3 DU RÈGLEMENT
SUR LES VALEURS MOBILIÈRES (QUÉBEC)

DISPENSE DES EXIGENCES
DES OFFRES PUBLIQUES DE RACHAT

AUTORITÉ DES MARCHÉS FINANCIERS

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1. DÉNOMINATION ET ADRESSE DU SIÈGE SOCIAL DE LA SOCIÉTÉ VISÉE :

Banque Nationale du Canada (la « **Banque** »)
600, rue De La Gauchetière Ouest, 4ième étage
Montréal (Québec)
H3B 4L2

2. NOM ET ADRESSE DE L'INITIATEUR :

Banque Nationale du Canada
600, rue De La Gauchetière Ouest, 4ième étage
Montréal (Québec)
H3B 4L2

3. DÉSIGNATION DES TITRES QUI FONT L'OBJET DE L'OFFRE :

Actions ordinaires de la Banque (« **actions ordinaires** »).

4. DATE DE L'OFFRE :

Le 14 mars 2007.

5. NOMBRE MAXIMAL DE TITRES DE LA CATÉGORIE SUR LAQUELLE PORTE L'OFFRE QUE L'INITIATEUR COMPTE ACQUÉRIR :

La Banque a acquis 376 119 actions ordinaires, représentant approximativement 0,2 % des actions ordinaires en circulation.

6. VALEUR DE LA CONTREPARTIE OFFERTE PAR TITRE :

Aucun échange d'espèces n'a été effectué dans le cadre du rachat : La contrepartie offerte pour les actions ordinaires a consisté uniquement en un arrangement avec le détenteur des actions ordinaires. Par conséquent, la valeur, en monnaie canadienne, de la contrepartie offerte par action ordinaire est « nil ».

7. DROITS PAYABLES SUR L'OFFRE :

Conformément à l'article 271.4 du *Règlement sur les valeurs mobilières* :

0,02 % X ¼ X 0,00 $, sous réserve d'un minimum de 1 000,00 $ = 1 000,00 $

CET AVIS NE CONTIENT AUCUNE FAUSSE DÉCLARATION OU OMISSION

MONTRÉAL, le 25 mai 2007

BANQUE NATIONALE DU CANADA

(s) « Linda Caty »
Linda Caty
Vice-présidente et secrétaire corporatif

END